UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16

UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: November 1, 2007

Commission File Number 1-32591

SEASPAN CORPORATION

(Exact name of Registrant as specified in its Charter)

Unit 2, 7th Floor, Bupa Centre

141 Connaught Road West

Hong Kong

China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-I Rule 101 (b)(1).    Yes  ☐    No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).    Yes  ☐    No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

Item 1 – Information Contained in this Form 6-K Report

Attached as Exhibit I is Seaspan Corporation’s report on Form 6-K for the quarter ended September 30, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEASPAN CORPORATION

Date: November 1, 2007	By:	/s/ Sai W. Chu
Sai W. Chu
Chief Financial Officer

EXHIBIT I

SEASPAN CORPORATION

REPORT ON FORM 6-K FOR THE QUARTER ENDED

SEPTEMBER 30, 2007

PART I — FINANCIAL INFORMATION

SEASPAN CORPORATION

Interim Balance Sheet

(Unaudited)

(Expressed in thousands of United States dollars)

	September 30, 2007	December 31, 2006
		(As adjusted - note 2)
Assets
Current assets:
Cash and cash equivalents	$13,434	$92,227
Accounts receivable	631	641
Prepaid expenses	4,738	3,787

	18,803	96,655
Vessels (note 4)	2,082,844	1,198,782
Deferred charges (note 5)	16,378	7,879
Other assets (note 6)	4,664	3,189
Fair value of financial instruments	7,096	10,711

	$2,129,785	$1,317,216

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities (note 10(a))	$10,673	$5,607
Deferred revenue	2,498	5,560

	13,171	11,167
Long-term debt (operating vessels) (note 7)	632,152	464,347
Long-term debt (vessels under construction) (note 7)	471,623	98,856
Fair value of financial instruments	54,354	15,831
Shareholders’ equity:
Share capital (note 8)
Class A common shares; $0.01 par value; 200,000,000 shares authorized; 50,396,833 shares issued and outstanding
Class B common shares; $0.01 par value; 25,000,000 shares authorized; 7,145,000 shares issued and outstanding
Class C common shares; $0.01 par value; 100 shares authorized; 100 shares issued and outstanding
Preferred shares; $0.01 par value; 65,000,000 shares authorized; none issued and outstanding	575	475
Additional paid in capital	1,046,076	748,410
Retained deficit	(76,608)	(17,658)
Accumulated other comprehensive income (loss)	(11,558)	(4,212)

	958,485	727,015

	$2,129,785	$1,317,216

Commitments and contingent obligations (note 11)

Subsequent events (note 13)

See accompanying notes to financial statements.

SEASPAN CORPORATION

Interim Statement of Earnings

(Unaudited)

(Expressed in thousands of United States dollars, except per share amount)

	Three months ended		Nine months ended
	September 30, 2007	September 30, 2006	September 30, 2007	September 30, 2006
		(As adjusted - note 2)		(As adjusted - note 2)
Revenue	$54,167	$30,133	$144,271	$82,769

Operating expenses:
Ship operating (note 3(a))	12,403	7,141	33,313	19,610
Depreciation	13,686	6,690	36,422	18,570
General and administrative	1,412	915	4,254	3,024

	27,501	14,746	73,989	41,204

Operating earnings	26,666	15,387	70,282	41,565

Other expenses (earnings):
Interest expense	10,543	4,770	25,670	11,461
Interest income	(1,220)	(113)	(3,335)	(362)
Undrawn credit facility fee	828	710	2,076	2,059
Amortization of deferred charges (note 5)	391	493	820	1,477
Write-off on debt refinancing (note 5)	—	—	635	—
Change in fair value of financial instruments	54,749	265	34,792	364

	65,291	6,125	60,658	14,999

Net earnings (loss)	$(38,625)	$9,262	$9,624	$26,566

Weighted average shares used in computation of basic earnings per share	55,194	36,006	51,451	36,006

Weighted average shares used in computation of diluted earnings per share	55,194	36,006	51,496	36,006

Earnings (loss) per share, basic and diluted	$(0.70)	$0.26	$0.19	$0.74

See accompanying notes to financial statements.

SEASPAN CORPORATION

Interim Statement of Shareholders’ Equity

(Unaudited)

(Expressed in thousands of United States dollars, except number of shares)

Nine months ended September 30, 2007

	Number of common shares			Common	Additional paid-in	Retained earnings	Accumulated other comprehensive	Total shareholders’	Total comprehensive
	Class A	Class B	Class C	shares	capital	(deficit)	income (loss)	equity	income
						(As adjusted - note 2)		(As adjusted - note 2)	(As adjusted - note 2)
Balance, December 31, 2005	28,846,500	7,145,000	100	$360	$512,229	$6,471	$4,799	$523,859
Class A common shares issued on equity offering	11,500,000	—	—	115	247,135	—	—	247,250
Fees and expenses in connection with issuance of common shares	—	—	—	—	(12,136)	—	—	(12,136)
Share-based compensation expenses (note 9):
Restricted Class A common shares issued and phantom share units	30,750	—	—	—	1,182	—	—	1,182
Net earnings	—	—	—	—	—	37,088	—	37,088	$37,088
Other comprehensive net income:
Change in fair value of financial instruments designated as cashflow hedging instruments	—	—	—	—	—	—	(9,011)	(9,011)	(9,011)

									$28,077

Dividends on common shares	—	—	—	—	—	(61,217)	—	(61,217)

Balance, December 31, 2006	40,377,250	7,145,000	100	475	748,410	(17,658)	(4,212)	727,015

Class A common shares issued on equity offering (note 8)	9,975,000	—	—	100	309,864	—	—	309,964
Fees and expenses in connection with issuance of common shares	—	—	—	—	(13,090)	—	—	(13,090)
Share-based compensation expenses (note 9):
Restricted Class A common shares issued and phantom share units	44,583	—	—	—	892	—	—	892
Net earnings	—	—	—	—	—	9,624	—	9,624	$9,624
Other comprehensive net income:
Change in fair value of financial instruments designated as cashflow hedging instruments	—	—	—	—	—	—	(7,346)	(7,346)	(7,346)

Dividends on common shares	—	—	—	—	—	(68,574)	—	(68,574)	$2,278

Balance, September 30, 2007	50,396,833	7,145,000	100	$575	$1,046,076	$(76,608)	$(11,558)	$958,485

See accompanying notes to financial statements.

SEASPAN CORPORATION

Interim Statement of Cash Flows

(Unaudited)

(Expressed in thousands of United States dollars)

	Three months ended		Nine months ended
	September 30, 2007	September 30, 2006	September 30, 2007	September 30, 2006
		(As adjusted -note 2)		(As adjusted -note 2)
Cash provided by (used in):

Operating activities:
Net earnings (loss)	$(38,625)	$9,262	$9,624	$26,566
Items not involving cash:
Depreciation	13,686	6,690	36,422	18,570
Share-based compensation (note 9)	297	76	892	227
Amortization of deferred charges (note 5)	391	493	820	1,477
Write-off on debt refinancing (note 5)	—	—	635	—
Change in fair value of financial instruments	54,749	265	34,792	364
Change in assets and liabilities:
Prepaid expenses and accounts receivable	(769)	(801)	(941)	(1,287)
Other assets and deferred charges	(1,648)	(389)	(3,367)	(1,062)
Accounts payable and accrued liabilities	4,197	958	5,066	1,010
Deferred revenue	(4,910)	(595)	(3,062)	(1,036)

Cash from operating activities	27,368	15,959	80,881	44,829

Financing activities:
Common shares issued, net of share issue costs (note 8)	142,513	—	296,874	—
Draws on credit facilities (operating vessels) (note 7)	115,956	118,774	321,805	289,454
Draws on credit facilities (vessels under construction) (note 7)	179,280	16,500	372,767	35,000
Repayment of credit facility	(154,000)	—	(154,000)	—
Deferred financing fees incurred (note 5)	(4,195)	(257)	(8,156)	(1,911)
Dividends on common shares	(23,670)	(15,303)	(68,574)	(45,909)

Cash from financing activities	255,884	119,714	760,716	276,634

Investing activities:
Expenditures for vessels	(166,763)	(56,894)	(447,162)	(227,574)
Deposits on vessels	(212,777)	(79,294)	(472,993)	(99,850)
Intangible assets	(207)	—	(235)	—

Cash used in investing activities	(379,747)	(136,188)	(920,390)	(327,424)

Decrease in cash and cash equivalents	(96,495)	(515)	(78,793)	(5,961)

Cash and cash equivalents, beginning of period	109,929	10,272	92,227	15,718

Cash and cash equivalents, end of period	$13,434	$9,757	$13,434	$9,757

Supplementary information (note 10(b))

See accompanying notes to financial statements.

SEASPAN CORPORATION

Notes to Interim Financial Statements

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Three and nine months ended September 30, 2007

1.	General:

The accompanying financial information is unaudited and reflects all adjustments, consisting solely of normal recurring adjustments, which, in the opinion of management, are necessary for a fair presentation of results for the interim periods presented. They do not include all disclosures required under United States generally accepted accounting principles for annual financial statements. These financial statements should be read in conjunction with the December 31, 2006 financial statements filed with the Securities and Exchange Commission (SEC) in the Company’s Annual Report on Form 20-F and Exhibit 2 of the report on Form 6-K filed on April 17, 2007 with the SEC for the retrospective application of a change in accounting policy.

2.	Significant accounting policies:

Except as disclosed below, the significant accounting policies used in preparing these financial statements are consistent with those used in preparing Seaspan Corporation’s (the Company’s) financial statements for the year ended December 31, 2006.

(a)	Effective January 1, 2007, the Company adopted FSP AUG AIR-1, Accounting for Planned Major Maintenance Activities, which provides guidance on the accounting for planned major maintenance activities. Previously, the Company accounted for dry-dock activities using the Accrue-in-advance method. The Company has adopted the deferral method of accounting for dry-dock activities whereby actual costs incurred are deferred and amortized on a straight line basis over the period until the next scheduled dry-dock activity.

The Company has applied FSP AUG AIR-1 retrospectively, resulting in the restatement of 2006 results. The impact of this restatement on the balance sheet as at December 31, 2006, the statement of earnings for the three and nine months ended September 30, 2006 and the statement of shareholders’ equity for the year ended December 31, 2006 are as follows:

	As previously reported	Adjustment	As adjusted
As at December 31, 2006:
Deferred charges	$7,809	$70	$7,879
Other assets	1,315	1,874	3,189

For the three months ended September 30, 2006:
Operating earnings	$14,998	$389	$15,387
Other expenses	6,121	4	6,125
Net earnings	8,877	385	9,262
Earnings per share	0.25	0.01	0.26

For the nine months ended September 30, 2006:
Operating earnings	$40,503	$1,062	$41,565
Other expenses	14,989	10	14,999
Net earnings	25,514	1,052	26,566
Earnings per share	0.71	0.03	0.74

For the year ended December 31, 2006:
Retained earnings, December 31, 2005	$6,051	$420	$6,471
Net earnings	35,564	1,524	37,088

SEASPAN CORPORATION

Notes to Interim Financial Statements

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Three and nine months ended September 30, 2007

2.	Significant accounting policies (continued):

(b)	Comparative figures:

Certain comparative figures have been reclassified to conform with the financial statement presentation adopted for the current quarter.

3.	Related party transactions:

(a)	Management Agreement:

Seaspan Management Services Limited (the Manager) is owned by a group of individuals through companies and two trusts who also own the Company’s 7,145,000 Class B common shares issued and outstanding, representing a 12.4% voting interest in the Company as at September 30, 2007.

The Management Agreement was entered into on August 8, 2005 for the provision of certain technical, strategic and administrative services for fees. In connection with entering into the agreement to provide the Company with strategic services, the Company previously issued 100 incentive shares to the Manager. The incentive shares are entitled to a share of incremental dividends, based on specified sharing ratios, once dividends on the Company’s common and subordinated shares reach certain specified targets beginning with the first target of $0.485 per share per quarter. At September 30, 2007, the incentive shares do not have rights to incremental dividends.

Under the Management Agreement, the Manager provides services to the Company for fees which are fixed through December 31, 2008 and thereafter will be subject to renegotiation every three years as follows:

•

Technical Services - The Manager is responsible for providing ship operating expenses to the Company in exchange for a fixed fee per day per vessel as described below. The technical services fee does not include certain extraordinary items.

•

Administrative and Strategic Services - The Manager provides administrative and strategic services to the Company for the management of the business for a fixed fee of $72,000 per year. The Company will also reimburse all reasonable expenses incurred by the Manager in providing these services to the Company.

On May 4, 2007, the Management Agreement (the Amended Management Agreement) was amended and restated to include the second hand vessels chartered to A.P. Moller Mærsk A/S (the Mærsk vessels). Under the original Management Agreement, the Manager provides technical, strategic and administrative services (the Services) to the Company for the 23 vessels that made up the Company’s contracted fleet at the time of the IPO (the IPO vessels). These Services will continue to be provided to the Company under the Amended Management Agreement for the IPO vessels, Mærsk vessels, and any other new build or second hand vessel that the Company may, with the prior approval of the Manager, add to the Amended Management Agreement.

SEASPAN CORPORATION

Notes to Interim Financial Statements

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Three and nine months ended September 30, 2007

3.	Related party transactions (continued):

(a)	Management Agreement (continued):

Under the Amended Management Agreement, for the vessels other than the IPO vessels, the Company will fund at its own expense pre-delivery purchases and services to ensure the seaworthiness and readiness for service and will pay all fees associated with the classification society or registration of the vessel under the relevant flag.

On May 18, 2007 and September 28, 2007, the Company entered into separate Management Agreements with the Manager to provide technical services for the vessels that it has acquired to date other than those in its initial contracted fleet or the Mærsk Vessels. Under these Management Agreements, the Company pays to the Manager an initial technical services fee for the management of those vessels once the relevant vessel is delivered. The initial technical service fee under each of the Management Agreements, as summarized below, is fixed through December 31, 2008 and thereafter will be subject to renegotiation every three years:

Date of Management Agreement	Vessels subject to Management Agreement	Initial Technical Services Fees (per vessel per day)
May 4, 2007
(Amended Management Agreement)	• IPO vessels
	- 4250 TEU	$4,500
	- 8500 TEU	6,000
	- 9600 TEU	6,500
	• Mærsk vessels
	- 4800 TEU	5,750
May 18, 2007
(2500/3500 Management Agreement)	• Two 3500 TEU vessels constructed by Zhejiang Shipbuilding Co. Ltd.	4,200
	• Eight of the ten 2500 TEU vessels being constructed by Jiangsu Yangzijiang Shipbuilding Co., Ltd., or Jiangsu	4,000
May 18, 2007
(5100 Management Agreement)	• Four 5100 TEU vessels being constructed by Hyundai Heavy Industries Co., Ltd., or HHI	4,800
September 28, 2007
(2500/4250/8500 Management Agreement)	• Two 2500 TEU vessels being constructed by Jiangsu	4,200
	• Four 4250 TEU vessels being constructed by Jiangsu New Yangzi Shipbuilding Co., Ltd., or New Jiangsu	4,725
	• Eight 8500 TEU vessels being constructed by HHI	6,000

For vessels operating or that began operations during the three-month and nine-month periods ended September 30, 2007, the Manager provided technical services at a cost of $13,011,700 (2006 - $7,036,000), and $34,901,700 (2006 - $20,178,000) to the Company, respectively. During the three-month and nine-month periods ended September 30, 2007, $705,000 (2006 - $389,000) and $1,867,000 (2006 - $1,062,000) of dry-dock activities, that forms a portion of the technical services fee, was paid to the Manager.

SEASPAN CORPORATION

Notes to Interim Financial Statements

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Three and nine months ended September 30, 2007

3.	Related party transactions (continued):

(a)	Management Agreement (continued):

During the three-month period ended September 30, 2007, the Manager provided fixed fee administrative and strategic services at a cost of $18,000 (2006 - $18,000), and the Company reimbursed expenses incurred by the Manager in the amount of $383,000 (2006 - $209,000).

During the nine-month period ended September 30, 2007, the Manager provided fixed fee administrative and strategic services at a cost of $54,000 (2006 - $54,000), and the Company reimbursed expenses incurred by the Manager in the amount of $1,143,000 (2006 - $627,000).

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

(b)	Due to related parties:

As at September 30, 2007, $4,542,000 (December 31, 2006 - $1,116,000) is due to related parties for reimbursement of administrative and strategic services expenses, supervision services, dry-dock costs and acquisition costs paid on the Company’s behalf. As at September 30, 2007, $287,000 (December 31, 2006 - $204,000) is due to related parties for amounts collected from or deducted by charterers by the Company on the behalf of related parties. These amounts are included in accounts payable and are to be repaid in the ordinary course of business.

4.	Vessels:

September 30, 2007	Cost	Accumulated depreciation	Net book value
Vessels	$1,577,874	$70,486	$1,507,388
Deposits on vessels	575,456	—	575,456

	$2,153,330	$70,486	$2,082,844

December 31, 2006	Cost	Accumulated depreciation	Net book value
Vessels	$1,130,712	$34,064	$1,096,648
Deposits on vessels	102,134	—	102,134

	$1,232,846	$34,064	$1,198,782

During the nine month period ended September 30, 2007, the Company capitalized interest costs of $10,023,000 (2006 - $970,000) as deposits on vessels.

SEASPAN CORPORATION

Notes to Interim Financial Statements

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Three and nine months ended September 30, 2007

5.	Deferred charges:

	Dry-docking	Financing fees	Total
December 31, 2006, as adjusted (note 2)	$70	$7,809	$7,879
Cost incurred	2,127	8,156	10,283
Amortization expensed	(136)	(684)	(820)
Amortization capitalized	—	(329)	(329)
Write-off on debt refinancing	—	(635)	(635)

September 30, 2007	$2,061	$14,317	$16,378

During the quarter ended June 30, 2007, the Company refinanced the $1.0 billion credit facility, as described in note 7. As a result, $635,000 of previously deferred costs incurred in connection with the $1.0 billion credit facility were expensed.

6.	Other assets:

	September 30, 2007	December 31, 2006
		(As adjusted - note 2)
Prepaid expenses	$3,114	$1,874
Intangible assets	1,550	1,315

Other assets	$4,664	$3,189

7.	Long-term debt:

	September 30, 2007	December 31, 2006
Long-term debt:
$1.3 billion revolving credit facility (2006 - $1.0 billion credit facility)	$632,152	$464,347

Long-term debt (operating vessels)	$632,152	$464,347

Long-term debt (vessels under construction):
$1.3 billion revolving credit facility (2006 - $1.0 billion credit facility)	$292,227	$—
$920.0 million revolving credit facility	—	—
$365.0 million revolving credit facility	97,077	35,420
$218.4 million credit facility	82,319	63,436

Long-term debt (vessels under construction)	$471,623	$98,856

SEASPAN CORPORATION

Notes to Interim Financial Statements

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Three and nine months ended September 30, 2007

7.	Long-term debt (continued):

(a)	On May 11, 2007, the Company amended and restated its $1.0 billion credit facility dated August 8, 2005. The amended and restated credit agreement is a $1.3 billion single-tranche senior secured seven year revolving credit facility (the $1.3 billion revolving credit facility). The borrowings of this facility may be used to finance vessel acquisitions, to refinance vessels already acquired by the Company and for general corporate purposes. The facility maturity date is May 11, 2014, except that the Company has the option to extend the facility maturity for one additional year under certain circumstances.

The Company’s obligations under the $1.3 billion revolving credit facility are secured by the following, among other things:

•

First and second priority mortgages on the 23 vessels in the Company’s initial contracted fleet as well as the four 4800 TEU vessels which the Company purchased from A. P. MøIler-Mærsk A/S between October and December 2006; and

•	First-priority assignment of earnings related to the above noted vessels, including time charter revenues, and a first-priority assignment of any insurance proceeds.

Until August 11, 2012, the Company will be able to borrow up to $1.3 billion without adding additional collateral provided that the total outstanding balance remains below 70% of the market value of the vessels that are collateralized. In certain circumstances and for a certain period of time, even if the Company’s loan to value ratio exceeds 70%, the Company can borrow under the facility so long as the loan to value ratio does not exceed 80% (the Overadvance Loan).

Beginning on August 11, 2012, the maximum facility amount will be reduced by $32.5 million per quarter until May 11, 2014, when the outstanding loan balance will be due and payable. If the facility is extended for one additional year, then in addition to the previous mentioned reduction and will begin on May 11, 2014, the maximum facility amount will be reduced by $65.0 million per quarter until May 11, 2015, when the outstanding loan balance will be due and payable. The Company has the right, subject to certain conditions, to add additional vessels to the collateral package to preserve access to the full amount of the facility.

The Company may prepay all loans at any time without penalty, other than breakage costs in certain circumstances. The Company is required to prepay a portion of the outstanding loans under certain circumstances, including the sale or loss of a vessel where the ratio of the loan to market value of the remaining collateral vessels exceeds a certain percentage. Amounts prepaid in accordance with these provisions may be reborrowed, subject to certain conditions. The amended and restated credit agreement requires payment of interest at a rate per annum, calculated as LIBOR plus 0.7% per annum. In the case of an Overadvance Loan, the interest rate is LlBOR plus 1.0% per annum.

SEASPAN CORPORATION

Notes to Interim Financial Statements

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Three and nine months ended September 30, 2007

7.	Long-term debt (continued):

(a)	(continued):

The $1.3 billion revolving credit facility requires payment of a commitment fee of 0.2625% per annum calculated on the undrawn, uncancelled portion of the facility.

The $1.3 billion revolving credit facility contains certain financial covenants including but not limited to covenants requiring the Company to maintain a minimum tangible net worth, and interest and principal coverage ratios.

(b)	On August 8, 2007, the Company entered into a secured reducing revolving $920.0 million credit facility (the $920.0 million revolving credit facility) with DnB NOR Bank ASA, Credit Suisse, the Export-Import Bank of China, Industrial and Commercial Bank of China Limited and Sumitomo Mitsui Banking Corporation, Brussels Branch as mandated lead arrangers, and DnB NOR Bank ASA as sole bookrunner and facility agent.

The proceeds of this facility may be used by the Company to finance the construction of two of the Company’s 2500 TEU vessels under construction by Jiangsu Yangzijiang Shipbuilding Co., Ltd., four of the Company’s 4250 TEU vessels under construction by Jiangsu New Yangzi Shipbuilding Co., Ltd. and the Company’s eight 8500 TEU vessels under construction by Hyundai Heavy Industries Co., Ltd. After delivery of the vessels, the Company may use this facility for general corporate purposes.

The final maturity date for the $920.0 million revolving credit facility is the earlier of the twelfth anniversary of the delivery date of the last collateral vessel delivered and December 31, 2022. The Company’s obligations under this credit agreement are or will be secured by, among other things, assignments of ship building contracts and refund guarantees for the vessels, assignments of time charters, earnings and any charter guarantee for the vessels, assignments of insurances for the vessels, mortgages of the vessels and an assignment of a management agreement for the vessels.

Under this facility, the Company may borrow up to the lesser of $920.0 million and 65% of the vessel delivered costs (as defined in the credit agreement) provided that amounts borrowed in respect of vessel delivered costs that are not covered by the amount of the refund guarantees for the vessels may not exceed $1,250,000 per vessel. The facility will be proportionately reduced to the extent that not all vessels are delivered to the Company by June 30, 2011. Commencing on the earlier of 36 months after the delivery date of the last vessel and June 30, 2014, the facility will reduce by eighteen consecutive semi-annual reductions in the amounts and on the dates set out in a schedule to the credit agreement, and on each such date the Company must prepay the amount of the outstanding loan that exceeds the amount of the reduced facility. The outstanding loans under the facility must be paid in full by the final maturity date.

SEASPAN CORPORATION

Notes to Interim Financial Statements

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Three and nine months ended September 30, 2007

7.	Long-term debt (continued):

(b)	(continued):

The Company may prepay all loans at any time without penalty, other than breakage costs in certain circumstances. Amounts prepaid voluntarily may be re-borrowed up to the amount of the facility, subject to the required reductions in the facility. The Company will be required to prepay a portion of the outstanding loans in certain circumstances, including the sale or loss of a vessel or the cancellation of a ship building contract where the Company elects not to substitute another vessel within the time period and on the terms set out in the credit agreement. The Company may also remove a vessel from the facility upon prepayment of the relevant portion of the outstanding loans and substitute another vessel within the time period prescribed and on the terms set out in the $920.0 million revolving credit facility. Amounts prepaid in the circumstance of a sale, loss or removal of a Vessel or cancellation of a ship building contract may only be re-borrowed in certain limited circumstances.

The $920.0 million revolving credit facility requires payment of interest on the outstanding loans at a rate calculated as LIBOR plus 0.5% per annum. The $920.0 million revolving credit facility also requires payment of a commitment fee of 0.2% per annum calculated on the undrawn, uncancelled portion of the facility. Prior to delivery of a vessel, interest and commitment fees associated with the loans for a vessel may be added to the outstanding loans balance.

The credit facility contains certain financial covenants including covenants requiring the Company to maintain a minimum tangible net worth and interest and principal coverage ratios.

(c)	Minimum repayments:

As at September 30, 2007, minimum repayments for the balances outstanding with respect to the credit facilities are as follows:

2010	$4,116
2011	4,388
Thereafter	1,095,271

$1,103,775

SEASPAN CORPORATION

Notes to Interim Financial Statements

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Three and nine months ended September 30, 2007

8.	Share capital:

On April 24, 2007, the Company completed an equity offering and issued 5,000,000 common shares at $29.45 per share. On April 30, 2007, an additional 475,000 common shares were issued to the underwriters as part of the over-allotment option granted to them by the Company. The net proceeds of $154,361,000 from this offering were used to fund vessel acquisitions.

On August 17, 2007, the Company completed an equity offering and issued 4,500,000 common shares at $33.05 per share. The net proceeds of $142,513,000 from this offering were used to repay indebtedness under the $1.3 billion revolving credit facility.

9.	Share-based compensation:

In December 2005, the Company’s board of directors adopted the Seaspan Corporation Stock Incentive Plan (the Plan), under which our officers, employees and directors may be granted options, restricted stock, phantom shares, and other stock-based awards as may be determined by the Company’s board of directors. A total of 1,000,000 common shares were reserved for issuance under the Plan, which is administered by the Company’s board of directors. The Plan expires 10 years from the date of its adoption.

Under the plan, the Company issued the following share-based awards during the nine month period ended September 30, 2007.

(a)	18,750 restricted Class A common shares to its independent directors as compensation for services for 2007. These shares vest on December 31, 2007.

(b)	2,333 Class A common shares to the former Chief Financial Officer as additional compensation for services for 2007.

During the nine months ended September 30, 2006 and 2007, the following share-based awards vested:

(c)	On January 1, 2007, one third of the phantom share units issued to the Chief Executive Officer as compensation for services, vested. 33,167 Class A common shares were issued in exchange for the cancellation of the 33,167 vested phantom share units. The 66,333 phantom share units outstanding as at September 30, 2007 are expected to be settled in Class A common shares in exchange for the cancellation of the phantom share units as they vest.

SEASPAN CORPORATION

Notes to Interim Financial Statements

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Three and nine months ended September 30, 2007

9.	Share-based compensation (continued):

(d)	On January 1, 2007, one third of the 14,500 restricted Class A common shares issued to the former Chief Financial Officer as compensation for services vested. The remaining two thirds of the 14,500 restricted Class A common shares issued will not vest and have been cancelled as the grantee is no longer in the service of the Company.

Share based awards are summarized as follows:

	Restricted shares		Phantom share units
	Number of shares	W.A. grant date FV	Number of shares	W.A. grant date FV
December 31, 2006	14,500	$22.40	99,500	$22.40
Granted	21,083	24.43	—	—
Vested	(4,833)	22.40	(33,167)	22.40
Cancelled	(9,667)	22.40	—	—

September 30, 2007	21,083	$24.43	66,333	$22.40

	Restricted shares		Phantom share units
	Number of shares	W.A. grant date FV	Number of shares	W.A. grant date FV
December 31, 2005	—	$—	—	$—
Granted	15,000	20.14	—	—
Vested	—	—	—	—

September 30, 2006	15,000	$20.14	—	$—

The 16,250 restricted Class A common shares issued to the independent directors as compensation for services for 2006 vested on December 31, 2006.

The above shared-based awards are recognized as compensation costs over the requisite service period in the income statement based on the fair value of the award on the date of grant. During the nine month period ended September 30, 2007, the Company recognized a total of $908,000 (2006 - $151,000) share-based compensation expenses. As at September 30, 2007, there was $1,041,000 (December 31, 2006 - $1,702,000) of total unrecognized compensation costs relating to the outstanding share-based awards. The unrecognized compensation cost to the independent directors is expected to be recognized over a six month period and the unrecognized compensation costs relating to the share-based awards issued to the Chief Executive Officer are expected to be recognized over a 18 month period.

SEASPAN CORPORATION

Notes to Interim Financial Statements

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Three and nine months ended September 30, 2007

10.	Other information:

(a)	Accounts payable and accrued liabilities:

The principal components of accounts payable and accrued liabilities are:

	September 30, 2007	December 31, 2006
Due to related parties (note 3(b))	$4,829	$1,320
Accrued interest	2,718	2,165
Other accrued liabilities	3,126	2,122

	$10,673	$5,607

(b)	Supplementary information to the statement of cash flows consists of:

	Three months ended		Nine months ended
	September 30, 2007	September 30, 2006	September 30, 2007	September 30, 2006
Interest paid	$13,466	$5,173	$28,882	$11,488
Interest received	1,220	113	3,377	362
Undrawn credit facility fee paid	232	715	1,161	2,071

11.	Commitments and contingent obligations:

(a)	On March 2, 2007, the Company agreed to purchase two 2500 TEU vessels that will be built by Jiangsu Yangzijiang Shipbuilding Co., Ltd. in China. The contractual purchase price is $41,750,000 per vessel. The vessels are scheduled to be delivered between March and June 2010.

On March 30, 2007, the Company agreed to purchase four 4250 TEU vessels that will be built by Jiangsu New Yangzi Shipbuilding Co., Ltd. in China. The contractual purchase price is $61,350,000 per vessel. The vessels are scheduled to be delivered between March and September 2009.

On May 10, 2007, the Company agreed to purchase eight 8500 TEU vessels that will be built by Hyundai Heavy Industries Co., Ltd. in South Korea. The contractual purchase price is $122,350,000 per vessel. The vessels are schedule to be delivered between November 2009 and November 2010.

SEASPAN CORPORATION

Notes to Interim Financial Statements

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Three and nine months ended September 30, 2007

11.	Commitments and contingent obligations:

(a)	(continued):

On September 8, 2007, the Company agreed to purchase eight 13,100 TEU vessels that will be built by Hyundai Heavy Industries Co., Ltd. and its subsidiary, Hyundai Samho Heavy Industries Co., Ltd. The contractual purchase price is $165,284,000 per vessel. The vessels are scheduled to be delivered between January and October 2011.

As at September 30, 2007, the Company has outstanding commitments for the purchase of additional vessels and installment payments for vessels under construction, as follows:

2007	$48,940
2008	524,584
2009	734,530
2010	655,672
Thereafter	743,778

$2,707,504

(b)	As at September 30, 2007, the Company is committed under charter party agreements with China Shipping Container Lines (Asia) Co. Ltd. (CSCL Asia), Hapag-Lloyd USA, LLC (HL USA), A.P. Moller-Mærsk A/S (APM) and COSCO Container Lines Co., Ltd. (COSCON) to supply the vessel on a full-time basis for a fixed daily charter rate. The charter party agreements obligate the Company to certain performance criteria over the term of the agreements.

For vessels under construction, the Company is committed under charter party agreements with COSCON, CSCL Asia and Mitsui O.S.K. Lines (MOL) to supply the vessels on a full-time basis for a fixed daily charter rate once vessel construction is completed and the vessel has been delivered to the Company.

On March 16, 2007, the Company entered into charter agreements for two 2500 TEU vessels with Kawasaki Kisen Kaisha, Ltd. (K-Line) of Japan at a rate of $17,880 per vessel per day for 10 year charters.

On March 30, 2007, the Company entered into charter agreements for four 4250 TEU vessels with Compania SudAmderica de Vapores SA (CSAV) of Chile at a rate of $25,925 per vessel per day for six-year charters.

On April 30, 2007, the Company entered into charter agreements for eight 8500 TEU vessels with COSCO Container Lines (Hong Kong) Co., Ltd. of China at a rate of $42,900 per vessel per day for 12 years. On September 17, 2007, this charter agreement was terminated and a new charter agreement was entered into with COSCON substantially on the same terms and conditions as the original charter agreements with COSCO Container Lines (Hong Kong) Co., Ltd. COSCON will have three consecutive one year options to charter each of the vessels for $43,400 per vessel per day after the twelve year firm charter periods.

SEASPAN CORPORATION

Notes to Interim Financial Statements

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Three and nine months ended September 30, 2007

11.	Commitments and contingent obligations:

(b)	(continued):

On September 8, 2007, the Company signed charter agreements for the eight 13,100 TEU vessels with COSCO Container Lines Co., Ltd of Shanghai at a rate of $55,000 per vessel per day for 12 year charters.

As at September 30, 2007, based on 100% utilization, the minimum future revenues to be received on committed time charter party agreements are approximately:

2007	$54,932
2008	221,992
2009	289,359
2010	425,728
2011	569,928
Thereafter	5,022,813

$6,584,752

(c)	Under the Management Agreements, the Manager provides services to the Company for fees which are fixed through December 31, 2008 and thereafter will be subject to renegotiation every three years. The fixed payments to the Manager for technical and administrative services for the remainder of the management agreements are as follows:

2007	$13,073
2008	52,631

$65,704

SEASPAN CORPORATION

Notes to Interim Financial Statements

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Three and nine months ended September 30, 2007

12.	Financial instruments:

(a)	Concentration of credit risk:

CSCL Asia, HL USA, APM and COSCON are the Company’s only customers. As at September 30, 2007, customers accounting for our total revenues are:

	September 30, 2007	December 31, 2006
CSCL Asia	$74,768	$86,938
HL USA	40,059	28,436
APM	24,292	3,115
COSCON	5,152	—

	$144,271	$118,489

(b)	Fair value:

The carrying values of cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities approximate their fair values because of their short term to maturity. The carrying value of long-term debt recalculated at current interest rates, approximates its carrying value.

The fair value of the financial instruments is recognized on the balance sheet.

(c)	Interest rate risk management agreements:

The Company uses derivative financial instruments, consisting of interest rate swap agreements and an interest rate swaption, to manage its exposure to adverse movements in interest rates.

As at September 30, 2007, the Company has entered into interest rate swap agreements to fix LIBOR at per annum interest rates on notional loan balances.

SEASPAN CORPORATION

Notes to Interim Financial Statements

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Three and nine months ended September 30, 2007

12.	Financial instruments (continued):

(c)	Interest rate risk management agreements (continued):

The Company has designated certain of these interest rate swaps as hedging instruments in accordance with the requirements in FASB Statement No. 133, Accounting for Derivative Instruments and Certain Hedging Activities, as amended, as follows:

	Fixed LIBOR	Notional Amount as at September 30, 2007	Maximum notional amount (1)	Effective date	Ending date
Interest rate swap	4.6325%	$663,399	$663,399	September 15, 2005	July 16, 2012
Interest rate swap	5.2500%	82,303	200,000	September 29, 2006	June 23, 2010
Interest rate swap	5.3150%	52,715	106,800	August 15, 2006	August 28, 2009
Interest rate swap	5.2600%	39,125	106,800	July 3, 2006	February 26, 2021	(2)
Interest rate swap	5.5150%	59,700	59,700	February 28, 2007	July 31, 2012
Interest rate swap	5.6000%	—	200,000	June 23, 2010	December 23, 2021

In addition, the Company has the following interest rate swaps that are not designated as hedges:

	Fixed LIBOR	Notional Amount as at September 30, 2007	Maximum notional amount (1)	Effective date	Ending date
Interest rate swap	5.2000%	$96,000	96,000	December 18, 2006	October 2, 2015
Interest rate swap	5.0275%	49,080	158,000	May 31, 2007	September 30, 2015
Interest rate swap	5.4200%	67,116	438,462	September 6, 2007	May 31, 2024
Interest rate swap	5.1700%	17,500	55,500	April 30, 2007	May 29, 2020
Interest rate swap	5.6400%	201,731	714,500	August 31, 2007	August 31, 2017
Interest rate swap	5.1750%	—	663,399	July 16, 2012	July 15, 2016
Interest rate swap	5.8700%	—	620,390	August 31, 2017	November 30, 2025
Interest rate swap	5.4975%	—	59,700	July 31, 2012	July 31, 2019
Interest rate swap	5.5950%	—	106,800	August 29, 2009	August 28, 2020

(1)	Over the term of the interest rate swaps, the notional amounts increase and decrease. These amounts represent the peak notional during the term of the swap.
(2)

The Company has entered into a swaption agreement with a bank (Swaption Counterparty) whereby the Swaption Counterparty has the option to require the Company to enter into an interest rate swap to pay LIBOR and receive a fixed rate of 5.26%. This is a European option and is open for a two hour period on February 26, 2014 after which it expires. The notional amount of the underlying swap is $106,800,000 with an effective date of February 28, 2014 and an expiration of February 26, 2021. If the Swaption Counterparty exercises the swaption, the underlying swap effectively offsets the Company’s 5.26% pay fixed LIBOR swap from February 28, 2014 to February 26, 2021.

SEASPAN CORPORATION

Notes to Interim Financial Statements

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Three and nine months ended September 30, 2007

13.	Subsequent events:

(a)	On October 15, 2007, the Company drew $24,540,000 on the $920.0 million revolving credit facility to fund installment payments for two of the 4250 TEU vessels under construction.

(b)	On October 25, 2007, the Company drew $4,125,000 on the $365.0 million revolving credit facility to fund installment payments for one of the 2500 TEU vessels under construction.

(c)	On October 29, 2007, the Company declared a cash dividend of $0.44625 per share, representing a total cash distribution of $25,678,000. The cash dividend is payable on November 14, 2007 to all shareholders of record on November 2, 2007.

ITEM 2 – MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Overview

Seaspan Corporation (“Seaspan” or the” Company”) is a Marshall Islands corporation that was incorporated on May 3, 2005. Seaspan’s business is to own containerships, charter them pursuant to long-term, fixed rate charters and seek additional accretive vessel acquisitions. The Company deploys all its vessels on long-term, fixed-rate time charters to take advantage of the stable cash flow and high utilization rates that are typically associated with long-term time charters. The Company’s primary objective is to continue to grow its business through accretive acquisitions in order to increase its dividend per share.

As of September 30, 2007, Seaspan owned and operated a fleet of 29 containerships. All of these vessels are on long-term time charters with well-established container shipping companies. Currently, 14 containerships in the Company’s fleet are under time charters with China Shipping Container Lines (Asia) Co., Ltd., or CSCL Asia, a subsidiary of China Shipping Container Lines Co., Ltd., or CSCL. CSCL is the sixth largest container shipping company in the world based on twenty foot equivalent unit, or TEU, capacity. Nine containerships in Seaspan’s fleet are under time charters with Hapag-Lloyd USA, LLC, a subsidiary of Hapag-Lloyd AG. Hapag-Lloyd AG is the fifth largest container shipping company in the world based on TEU capacity. Four vessels are chartered to A.P. Møller-Mærsk A/S, or APM, the world’s largest container shipping company based on TEU capacity. Two containerships in Seaspan’s fleet are under time charter with COSCO Container Lines Co., Ltd., or COSCON, a subsidiary of China COSCO Holdings Co., Ltd., the world’s seventh largest container shipping company based on TEU capacity.

Seaspan has entered into 34 contracts, each to purchase an additional containership to be delivered over the next 4 years. Eight of these contracts were entered into during the quarter ended September 30, 2007. The 34 containerships that the Company has contracted to purchase will be similarly chartered on a long-term basis. Customers for the additional 34 vessels include Mitsui O.S.K. Lines, or MOL, CSCL Asia, COSCON, Kawasaki Kisen Kaisha, Ltd., or K-Line and Compañía SudAmerica de Vapores SA, or CSAV. MOL is the 12th largest container shipping company in the world based on TEU capacity. K-Line and CSAV are ranked 13th and 16th in the world based on TEU capacity, respectively.

Seaspan intends to increase the size of its fleet through timely and selective acquisitions of new and second-hand containerships that the Company believes will be accretive to distributable cash flow per share. The Company believes that entering into newbuild contracts will provide for the long-term growth of its fleet. In addition, Seaspan believes that selectively acquiring high-quality second-hand vessels with long-term charters with leading container liners should provide for near-term growth in its fleet. Seaspan intends to continue this strategy to the extent market conditions permit as the Company believes this strategy will enable it to reduce capital costs and enhance returns. For any additional vessels that Seaspan acquires, its customer selection process will be targeted at well-established container shipping companies that are growing in their trade routes and that charter-in vessels on a long-term basis as part of their fleet expansion strategy. Seaspan cannot assure you that it will successfully consummate any additional vessel acquisitions or that it will successfully enter into any time charters with its targeted customers.

Seaspan’s Fleet

Seaspan has completed the acquisition of its initial contracted fleet at the time of the Company’s initial public offering of 23 vessels, it has since acquired six additional vessels and it has contracted to purchase 34 additional vessels. These additional vessels consist of ten 2500 TEU vessels, four 4250 TEU vessels, four 5100 TEU vessels, eight 8500 TEU vessels and eight 13,100 TEU vessels. The following table summarizes the number of vessels in Seaspan’s fleet as it takes scheduled delivery:

		As of	Forecasted
TEU Vessel Size		September 30,	Year Ending December 31,
Class	Actual	2007	2007	2008	2009	2010	2011
13100	13092	—	—	—	—	—	8
9600	9580	2	2	2	2	2	2
8500	8468	2	2	2	4	10	10
5100	5087	—	—	—	4	4	4
4800	4809	4	4	4	4	4	4
4250	4253	19	19	19	23	23	23
3500	3534	2	2	2	2	2	2
2500	2546	—	—	2	8	10	10

Operating Vessels		29	29	31	47	55	63

Actual Capacity (TEU)		143,207	143,207	148,299	217,871	273,771	378,507

Seaspan’s Management Agreements

On May 4, 2007, Seaspan amended and restated its management agreement (the “Original Management Agreement”) dated August 8, 2005 with Seaspan Management Services Limited (the “Manager”) and with Seaspan Advisory Services Limited (“SASL”), Seaspan Ship Management Ltd. (“SSML”) and Seaspan Crew Management Ltd. (“SCML”) (the amended agreement is referred to as the “Amended Management Agreement”). The amendments primarily resulted from the Company’s acquisition of four 4800 TEU second-hand vessels acquired from APM (the “Mærsk Vessels”).

Under the terms of the Original Management Agreement, the Manager provided certain technical ship management services for the 23 vessels in Seaspan’s initial contracted fleet at the time of its initial public offering and certain administrative and strategic services for the Company. Under the Amended Management Agreement, the Manager continues to provide the technical services for Seaspan’s initial contracted fleet at the time of its initial public offering and the administrative and strategic services to the Company. However, under the Amended Management Agreement, the Manager also provides technical services for the Mærsk Vessels and Seaspan may, with the prior approval of the Manager, add to the Amended Management Agreement other vessels, whether under construction, new or second-hand, that Seaspan may acquire (these vessels together with the Mærsk Vessels and Seaspan’s initial contracted fleet at the time of its initial public offering are referred to in this section as the “Vessels”).

The technical services provided by the Manager under the Amended Management Agreement are substantially the same as those provided under the Original Management Agreement except that certain amendments were made to account for the practicalities of acquiring second-hand vessels and vessels other than Seaspan’s initial contracted fleet at the time of its initial public offering. Those amendments include, but are not limited to, the following:

•

Pre-delivery Services. The Manager still oversees and supervises the construction or acquisition of Vessels, and the Amended Management Agreement provides further details of such services. The Manager obtains Seaspan’s approval for all material decisions in respect of Vessels under construction (other than any vessel in Seaspan’s initial contracted fleet at the time of its initial public offering) and, in respect of all Vessels, for the cost of the pre-delivery services and pre-delivery purchases and expenses.

•

Dry-docking Allocation. The Manager still allocates a portion of the technical services fees of each Vessel toward the normally scheduled dry-docking costs and expenses of such Vessel (the “Dry-docking Allocation”). For Seaspan’s initial contracted fleet at the time of its initial public offering, the Manager will still reimburse the Company for the portion of the Dry-docking Allocation that the Company pays to the Manager if the Amended Management Agreement is terminated, expires or the Manager otherwise ceases to manage such Vessel (each a “Termination Event”) before the dry-docking occurs. However, for the Mærsk Vessels, if at the time of a Termination Event, a dry-docking has occurred for which the Manager has not fully recovered the Dry-docking Allocation through the payment of technical services fees for a Vessel, Seaspan will reimburse the Manager for the portion of the Dry-docking Allocation not yet recovered.

For Vessels other than those of Seaspan’s initial contracted fleet at the time of its initial public offering or the Mærsk Vessels, the reimbursement of the Dry-docking Allocation upon a Termination Event will follow that of Seaspan’s initial contracted fleet at the time of its initial public offering if the Manager has sufficient time prior to the normally scheduled dry-docking after such vessel has been acquired to accrue the Dry-docking Allocation to cover the relevant cost, and will follow that of the Mærsk Vessels if the Manager has paid the cost of a normally scheduled dry-docking prior to having sufficient time to accrue the Dry-docking Allocation from the Company.

•

Repairs in advance of Dry-docking. For all Vessels, Seaspan will reimburse the Manager for costs and expenses associated with repairs the Manager reasonably considers must be performed prior to the next normally scheduled dry-docking if a Termination Event occurs before the Manager is able to fully recover the relevant allocated fees from the Company.

•

Stores and Equipment. For Vessels other than those in the Company’s initial contracted fleet at the time of its initial public offering, Seaspan will pay for, on the recommendation of the Manager, the pre-delivery purchase of stores, spares, lubricating oils, supplies, equipment and services related to the delivery of the Vessel to ensure its seaworthiness and readiness for service and will pay all fees associated with the classification society or registration of the vessel under the relevant flag. Generally, for Seaspan’s initial contracted fleet at the time of its initial public offering, where the Manager provides certain stores and equipment, Seaspan will reimburse the Manager for the fair market value of such stores and equipment if a Termination Event occurs. Generally, for vessels that are not part of the Seaspan’s initial contracted fleet at the time of its initial public offering where Seaspan provides certain stores and equipment, the Manager will either return such Vessel to Seaspan with the same level of stores and equipment required to continue operating the vessel or pay Seaspan an equivalent amount at its option.

Under the Amended Management Agreement, Seaspan pays an initial technical service fee of $5,750 per vessel per day to the Manager for the management of the Mærsk Vessels. As was the case under the Original Management Agreement, this fee will remain in effect until December 31, 2008 and will be adjusted every three years thereafter. The Amended Management Agreement expires on December 31, 2025, unless it is renewed or terminated earlier pursuant to its terms.

Seaspan has entered into separate management agreements on the dates indicated below with the Manager, SASL, SSML and SCML to provide technical services for the vessels that the Company has acquired to date, or committed to acquire, other than those of its initial contracted fleet at the time of the Company’s initial public offering or the Mærsk Vessels. Seaspan pays to the Manager an initial technical service fee in the amount indicated below per day per vessel for the management of those vessels once the relevant vessel is delivered.

Date of Management Agreement	Vessels Subject to Management Agreement	Initial Technical Services Fees
May 18, 2007	• Two 3500 TEU vessels constructed by Zhejiang Shipbuilding Co. Ltd.	$4,200
	• Eight of the ten 2500 TEU vessels being constructed by Jiangsu Yangzijiang Shipbuilding Co., Ltd., or Jiangsu	$4,000

May 18, 2007	• Four 5100 TEU vessels being constructed by Hyundai Heavy Industries Co., Ltd., or HHI	$4,800

September 28, 2007	• Two 2500 TEU vessels being constructed by Jiangsu	$4,200
	• Four 4250 TEU vessels being constructed by Jiangsu New Yangzi Shipbuilding Co., Ltd., or New Jiangsu	$4,725
	• Eight 8500 TEU vessels being constructed by HHI	$6,000

The terms of the separate management agreements are substantially similar to those of the Amended Management Agreement with respect to the technical services and services related to pre-delivery matters. Under all of the separate management agreements, the Manager will provide technical ship management and pre-delivery services for the relevant vessels, including managing day-to-day vessel operations, performing general vessel maintenance, ensuring regulatory compliance and compliance with the law of the flag of each vessel and of the places where the vessel trades, ensuring classification society compliance, supervising the maintenance and general efficiency of vessels, arranging the hire of qualified officers and crew, training, transportation, compensation and insurance of the crew (including processing all claims), performing normally scheduled dry-docking and general and routine repairs, arranging insurance for vessels (including marine hull and machinery insurance, protection and indemnity insurance and risks and crew insurance), purchasing certain stores and equipment, making maintenance capital expenditures for vessels during their operation, appointing supervisors and technical consultants, providing technical support, shoreside support, shipyard supervision, and attending to all other technical matters necessary to run the vessels.

The initial technical services fees indicated in the table above will remain in effect until December 31, 2008 and will thereafter be adjusted every three years. Each of the separate management agreements will expire on December 31, 2025, unless they are renewed or terminated earlier pursuant to their terms.

Seaspan’s $1.3 Billion Revolving Credit Facility

On August 8, 2005, Seaspan entered into a $1.0 billion secured loan facility agreement with certain lenders. This credit facility was amended and restated on May 11, 2007. The amended and restated credit agreement (the “Amended Credit Agreement”) provides for a $1.3 billion single-tranche senior secured seven year revolving credit facility. The borrowings of the facility may be used to finance vessel acquisitions, to refinance vessels already acquired by the Company and for general corporate purposes. The facility maturity date is May 11, 2014, except that Seaspan has the option to extend the facility maturity for one additional year under certain circumstances.

Seaspan’s obligations under the Amended Credit Agreement are secured by, among other things, first and second priority mortgages on the vessels of the initial contracted fleet at the time of the Company’s initial public offering as well as the Mærsk Vessels. Also, the facility is secured by a first-priority assignment of earnings related to these same vessels, including time-charter revenues, and a first-priority assignment of insurance proceeds.

Until August 11, 2012, Seaspan will be able to borrow up to $1.3 billion without adding additional collateral so long as the total outstanding loan balance remains below 70% of the market value of the vessels that are collaterized. In certain circumstances and for a certain period of time, even if Seaspan’s loan to value ratio exceeds 70%, the Company can borrow under the facility so long as the loan to value ratio does not exceed 80% (the “Overadvance Loan”).

Beginning on August 11, 2012, the maximum facility amount will be reduced by $32.5 million per quarter until May 11, 2014, when the outstanding loan balance will be due and payable. If the facility is extended for one additional year, then in addition to the previous mentioned reduction and beginning on May 11, 2014, the maximum facility amount will be reduced by $65 million per quarter until May 11, 2015, when the outstanding loan balance will be due and payable. Seaspan has the right, subject to certain conditions, to add additional vessels to the collateral package to preserve access to the full amount of the facility.

Seaspan may prepay all loans at any time without penalty, other than breakage costs in certain circumstances. Seaspan is required to prepay a portion of the outstanding loans under certain circumstances, including the sale or loss of a vessel where the ratio of the loan to market value of the remaining collateral vessels exceeds a certain percentage. Amounts prepaid in accordance with these provisions may be reborrowed, subject to certain conditions. Under the terms of Amended Credit Agreement, Seaspan must pay interest at a rate per annum, calculated as LIBOR plus 0.7% per annum. In the case of an Overadvance Loan, the interest rate is LIBOR plus 1.0% per annum. The Amended Credit Agreement requires payment of a commitment fee of 0.2625% per annum calculated on the undrawn, uncancelled portion of the facility.

In addition to the security granted by the Company to secure the facility, Seaspan is also subject to other customary conditions before it may borrow under the facility, including but not limited to, that no event of default is outstanding and that there has been no material adverse change in the Company’s ability to make all required payments under the Amended Credit Agreement. In addition, the Amended Credit Agreement contains various covenants limiting Seaspan’s ability to, among other things:

•	allow liens to be placed on the collateral securing the facility;

•	enter into mergers with other entities;

•	conduct material transactions with affiliates; or

•	change the flag, class or management of the collateral vessels.

The Amended Credit Agreement also contains certain financial covenants including but not limited to those that require Seaspan to maintain:

•	a tangible net worth in excess of $450,000,000;

•	total borrowings at less than 65% of the total assets;

•	cash on hand and cash equivalents of $25,000,000 if at any time more than 50% of the collateral vessels are subject to time charters having a remaining term of one year or less;

•	a net interest coverage ratio of 2.50 to 1.00; and

•	an interest and principal coverage ratio greater than or equal to 1.1 to 1.0.

The Amended Credit Agreement contains customary events of default, including but not limited to non-payment of principal or interest, breach of covenants, material inaccuracy of representations, default under other material indebtedness and bankruptcy.

Seaspan’s $365.0 Million Revolving Credit Facility

On May 19, 2006, Seaspan entered into an 11 to 13-year (based on the delivery dates of certain vessels) senior secured $365.0 million revolving credit facility with certain lenders.

The facility is split into two separate tranches, one to fund the acquisition of Seaspan’s two 3500 TEU vessels and the second to fund the construction of eight of Seaspan’s ten 2500 TEU vessels. The Company is also able to use the facility for general corporate purposes in certain circumstances. The Company’s obligations under the facility are secured by first-priority mortgages on its two 3500 TEU container vessels and the eight 2500 TEU vessels. Also, the facility is or will be secured by a first-priority assignment of the Company’s earnings related to the collateral vessels, including time-charter revenues, and any insurance proceeds and first priority assignments of shipbuilding contracts and related refund guarantees.

The Company may prepay all loans at any time without penalty, other than breakage costs in certain circumstances. Amounts that have been prepaid may be reborrowed. Seaspan is required to prepay a portion of the outstanding loans under certain circumstances, including the sale or loss of a vessel if Seaspan does not substitute another vessel. Beginning six months from the delivery date of the last vessel securing the first tranche of the facility, but no later than March 31, 2008, the total amounts available for borrowing under the first tranche will be reduced semiannually until the maturity date, at which time the outstanding balance shall be repaid. Beginning six months from the delivery date of the last vessel securing the second tranche of the facility, but no later than April 30, 2010, the total amounts available for borrowing under the second tranche will be reduced semiannually until the maturity date, at which time the outstanding balance shall be repaid.

Indebtedness under this revolving credit facility bears interest at a rate equal to LIBOR plus 0.850% until approximately July 5, 2013, for the first tranche, and approximately August 31, 2015, for the second tranche, and LIBOR plus 0.925% thereafter. The Company incurs a commitment fee on the unused portion of the revolving credit facility at a rate of 0.3% per annum.

Seaspan is subject to other customary conditions before it may borrow under the facility, including that no event of default is ongoing and there having occurred no material adverse effect on the Company’s ability to perform its payment obligations under the facility. In addition, the credit facility contains various covenants limiting the Company’s ability to:

•	allow liens to be placed on the collateral securing the facility;

•	enter into mergers with other entities;

•	conduct material transactions with Seaspan’s affiliates except on an arm’s-length basis; and

•	change the flag, class, or management of Seaspan’s vessels.

This revolving credit facility agreement contains certain financial covenants including covenants requiring the Company to maintain a minimum tangible net worth, maximum leverage and minimum interest coverage and principal and interest coverage ratios similar to the $1.3 billion revolving credit facility.

The credit agreement contains customary events of default, including nonpayment of principal or interest, breach of covenants or material inaccuracy of representations, default under other material indebtedness, bankruptcy and change of control.

On June 29, 2007, Seaspan amended the $365.0 million revolving credit facility. The amendments included permitting the Company to enter into the management agreement for the 2500 TEU and 3500 TEU vessels and requiring the Company to provide a first priority assignment of such management agreement in favor of the lenders and converting certain conditions precedent to each pre-delivery drawing into conditions subsequent that may be satisfied within 35 days after the relevant drawing. If the Company does not comply with the conditions subsequent within the required time periods set out in the amendment, it must immediately repay the relevant advance to which the non-compliance relates and the repayment will cure the non-compliance.

Seaspan further amended the $365.0 million revolving credit facility on August 7, 2007 to increase the number of days by which the Company must deliver to its lenders certain financial information of the charterers, charter guarantors or certain related companies for the vessels that are financed under this facility.

Seaspan’s $218.4 Million Credit Facility

On October 16, 2006, Seaspan entered into a credit facility for $218.4 million. The proceeds of this facility will be used to partially finance the construction of the four 5100 TEU vessels that will be built by HHI. The facility maturity date is earlier of the anniversary date falling twelve years after the delivery date of the fourth 5100 TEU vessel delivered and December 23, 2021.

Seaspan’s obligations under the facility are secured by first-priority assignments of the shipbuilding contracts and refund guarantees, first-priority assignments of the Company’s earnings related to the four 5100 TEU vessels, including time-charter revenues, and first-priority assignments of the management agreement for the 5100 TEU vessels. Also, Seaspan’s obligations under the facility will be secured by first-priority mortgages on each of the vessels and a first-priority assignment of any insurance proceeds. Beginning thirty-six months from the scheduled delivery date of the last vessel securing the facility, the principal amount borrowed under the facility will be reduced in eighteen semi-annual payments by amounts ranging from 2.7% and 3.3% of the amount borrowed until the maturity date. A final repayment of approximately 45% of the amount borrowed is required upon the final maturity date.

Seaspan may prepay all loans at any time without penalty, other than breakage costs in certain circumstances. Seaspan is required to prepay a portion of the outstanding loans under certain circumstances, including the sale or loss of a vessel if the Company does not substitute another vessel. The credit facility requires payment of interest at a rate per annum, calculated as LIBOR plus 0.6% per annum. The credit facility requires payment of a commitment fee of 0.3% per annum calculated on the undrawn portion of the facility.

Seaspan is subject to other customary conditions before it may borrow under the facility, including that no event of default is ongoing and there having occurred no material adverse effect on its ability to perform its payment obligations under the facility. In addition, the credit facility contains various covenants limiting Seaspan’s ability to:

•	allow liens to be placed on the collateral securing the facility;

•	enter into mergers with other entities;

•	conduct material transactions with Seaspan’s affiliates except on an arm’s-length basis; or

•	change the flag, class, or management of Seaspan’s vessels.

The credit agreement also contains covenants, among others, requiring the Company to maintain:

•	a tangible net worth of $450,000,000;

•	cash on hand and cash equivalents of $25,000,000 if at any time more than 50% of the collateral vessels are subject to time charters having a remaining term of one year or less;

•	a net interest coverage ratio of 2.50 to 1.00; and

•	an interest and principal coverage ratio of 1.1 to 1.0.

The credit agreement contains customary events of default, including nonpayment of principal or interest, breach of covenants or material inaccuracy of representations, default under other material indebtedness and bankruptcy.

Seaspan’s $920.0 Million Revolving Credit Facility

On August 8, 2007, Seaspan entered into a secured reducing revolving $920.0 million credit facility agreement with certain lenders. The proceeds of this credit facility are available to finance the construction of two of the 2500 TEU vessels by Jiangsu, the four 4250 TEU vessels by New Jiangsu and the eight 8500 TEU vessels by HHI. After delivery of these vessels, Seaspan may use the facility for general corporate purposes.

The final maturity date for this facility is the earlier of the twelfth anniversary of the delivery date of the last vessel delivered and December 31, 2022. Seaspan’s obligations under this credit agreement are or will be secured by, among other things, assignments of ship building contracts and refund guarantees for the vessels, assignments of time charters, earnings and any charter guarantee for the vessels, assignments of insurances for the vessels, mortgages of the vessels and an assignment of a management agreement for the vessels.

Under the facility, Seaspan may borrow up to the lesser of $920.0 million and 65% of the vessel delivered costs (as defined in the credit agreement) provided that amounts borrowed in respect of vessel delivered costs that are not covered by the amount of the refund guarantees for the vessels may not exceed $1,250,000 per vessel. The facility will be proportionately reduced to the extent that not all vessels are delivered by June 30, 2011. Commencing on the earlier of 36 months after the delivery date of the last vessel and June 30, 2014, the facility will reduce by eighteen consecutive semi-annual reductions in the amounts and on the dates set out in a schedule to the credit agreement, and on each such date Seaspan must prepay the amount of the outstanding loan that exceeds the amount of the reduced facility. The outstanding loans under the facility must be paid in full by the final maturity date.

Seaspan may prepay all loans at any time without penalty, other than breakage costs in certain circumstances. Amounts prepaid voluntarily may be re-borrowed up to the amount of the facility, subject to the required reductions in the facility. Seaspan will be required to prepay a portion of the outstanding loans in certain circumstances, including the sale or loss of a vessel or the cancellation of a ship building contract where the Company elects not to substitute another vessel within the time period and on the terms set out in the credit agreement. Seaspan may also remove a vessel from the facility upon prepayment of the relevant portion of the outstanding loans and substitute another vessel within the time period prescribed and on the terms set out in the credit agreement. Amounts prepaid in the circumstance of a sale, loss or removal of a vessel or cancellation of a ship building contract may only be re-borrowed in certain limited circumstances.

The credit agreement requires payment of interest on the outstanding loans at a rate calculated as LIBOR plus 0.5% per annum. The credit agreement also requires payment of a commitment fee of 0.20% per annum calculated on the undrawn, uncancelled portion of the facility. Prior to delivery of a vessel, interest and commitment fees associated with the loans for a vessel may be capitalized and added to the outstanding loans.

In addition to the security Seaspan has granted to secure the facility, the Company is also subject to other customary conditions precedent before it may borrow under the facility including, but not limited to, that no event of default is outstanding and that there has been no material adverse change in the Company’s ability to make all required payments under the credit agreement. Seaspan is also subject to certain conditions subsequent to drawing including, but not limited to, registration of certain refund guarantees with applicable authorities in the People’s Republic of China. In addition, the facility contains various covenants limiting the Company’s ability to, among other things:

•	allow liens to be placed on the collateral securing the facility;

•	enter into mergers with other entities;

•	conduct material transactions with affiliates; or

•	change the flag, class or management of the collateral vessels.

The credit agreement also contains certain financial covenants including, but not limited to, those that require Seaspan to maintain:

•	a tangible net worth in excess of $450,000,000;

•	total borrowings at less than 65% of the total assets;

•	cash on hand and cash equivalents of $25,000,000 if at any time more than 50% of the collateral vessels are subject to time charters having a remaining term of one year or less;

•	a net interest coverage ratio of 2.50 to 1.00; and

•	an interest and principal coverage ratio greater than or equal to 1.1 to 1.0.

The credit agreement contains customary events of default including, but not limited to, non-payment of principal or interest, breach of covenants, material inaccuracy of representations, default under other material indebtedness and bankruptcy.

Equity Offering

On August 17, 2007, Seaspan issued 4,500,000 common shares in an underwritten public offering. The offering provided the Company with $142,776,000 in proceeds after deducting the underwriting discount (but before expenses). The proceeds from the underwritten public offering were used by Seaspan to repay indebtedness to provide additional liquidity for the acquisition of new ships.

Seaspan’s Dividend Policy

For each of the quarter ended March 31, 2007 and June 30, 2007, Seaspan declared quarterly cash dividends of $0.44625 on its common shares. For the quarter ended September 30, 2007, Seaspan declared a quarterly cash dividend of $0.44625 on its common shares. The cash dividend is payable on November 14, 2007 to all shareholders of record as of November 2, 2007. On October 29, 2007, Seaspan announced that its board of directors intends to increase its quarterly dividend by 6.4% to $0.475 per share, beginning in the fourth quarter of 2007, subject to any unforeseen developments. This represents the second increase in Seaspan’s quarterly dividend since going public following the Company’s initial increase of 5% in January 2007. Seaspan remains dedicated to increasing its dividends in both the short term and the long term for the benefit of its shareholders as the Company continues to expand its available cash flows for distribution over the long term.

Seaspan’s board of directors has adopted a dividend policy to pay a regular quarterly dividend on its common and subordinated shares while reinvesting a portion of its operating cash flow in the Company’s business. Retained cash may be used, among other things, to fund vessel or fleet acquisitions, other capital expenditures and debt repayments, as determined by Seaspan’s board of directors. The Company’s dividend policy reflects its judgment that by retaining a portion of its cash in the Company’s business over the long-term, Seaspan will be able to provide better value to the Company’s shareholders by enhancing its longer term dividend paying capacity. It is Seaspan’s goal to further grow its dividend through accretive acquisitions of additional vessels. There can be no assurance that Seaspan will be successful in meeting its goal.

In the event Seaspan’s future liquidity needs are greater than currently anticipated, it could reduce or eliminate the cash available for distribution as dividends. In such event, Seaspan’s board of directors may change its dividend policy.

Critical Accounting Policies

Seaspan prepares its financial statements in accordance with accounting principles generally accepted in the United States (“GAAP”), and makes estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses, and the related disclosures of contingent obligations. On an on-going basis, Seaspan evaluates its estimates and judgments. The Company bases its estimates on historical experience and anticipated results and trends and on various other assumptions that it believes are reasonable under the circumstances. By their nature, estimates are subject to an inherent degree of uncertainty. Actual results may differ from the Company’s estimates.

Senior management has discussed with Seaspan’s audit committee the development, selection, and disclosure of accounting estimates used in the preparation of the Company’s financial statements.

Revenue Recognition

Charter revenue is generated from long-term time charters for each vessel and commences as soon as the vessel is delivered. Time charter revenues are recorded on a straight-line basis over the initial term of the charter arrangement. The charters provide for a per vessel fixed daily charter hire rate. Seaspan does not enter into spot voyage arrangements with respect to any of its vessels. Although the Company’s charter revenues are fixed, and accordingly little judgment is required to be applied to the amount of revenue recognition, there is no certainty as to the daily charter rates or other terms that will be available upon the expiration of the Company’s existing charter party agreements.

Vessel Lives

Seaspan’s vessels represent its most significant assets. The initial fleet is carried at the historical carrying value of the Company’s predecessor, which includes capitalized interest during construction and other construction, design, supervision and predelivery costs, less accumulated depreciation. The difference between the purchase price of the initial fleet and the historical carrying value was charged against shareholders’ equity at the time of the acquisition. All additional vessels purchased subsequent to the Company’s initial public offering are recorded at their cost to the Company, reflecting the predetermined purchase price Seaspan pays upon their acquisition. Seaspan depreciated its vessels using the straight-line method over their estimated useful lives. Seaspan reviews the estimate of its vessels useful lives on an ongoing basis to ensure they reflect current technology, service potential, and vessel structure. For accounting purposes, Seaspan estimates the useful life of the vessels will be 30 years. Should certain factors or circumstances cause the Company to revise its estimate of vessel service lives in the future, depreciation expense could be materially lower or higher. Such factors include, but are not limited to, the extent of cash flows generated from future charter arrangements, changes in international shipping requirements, and other factors, many of which are outside of Seaspan’s control.

Share-based Compensation

Effective January 1, 2006, Seaspan adopted FAS No. 123 (R), “Share-Based Payment”, which requires the fair value method of accounting for share based compensation awards. Share based awards may include options, restricted shares, phantom shares and other share-based awards. The fair value of restricted shares is based on the market value of Seaspan’s common shares at the grant date. Compensation costs for share-based awards are recognized over the related service period.

Impairment of Long-lived Assets

Seaspan will evaluate the net carrying value of its vessels for possible impairment when events or conditions exist that cause the Company to question whether the carrying value of the vessels will be recovered from future undiscounted net cash flows. Considerations in making such an impairment evaluation would include comparison of current carrying value to anticipated future operating cash flows, expectations with respect to future operations, and other relevant factors. To the extent that the carrying value of the vessels exceeds the undiscounted estimated future cash flows, the vessels would be written down to their fair value.

Derivative Instruments

In connection with Seaspan’s credit facilities, the Company has entered into interest rate swap agreements to reduce its exposure to market risks from changing interest rates. Certain swaps are accounted for as hedging instruments in accordance with the requirements in accounting literature, as they are expected to be effective in mitigating the risk of changes in interest rates over the term of the debt. Seaspan has recognized these derivative instruments on the balance sheet at their fair value. Changes in the fair value of the interest rate swaps that are accounted for as hedging instrument are excluded from earnings until settled. Seaspan has not held or issued, and will not hold or issue, derivative financial instruments for trading or other speculative purposes.

Other derivative instruments that are not designated as hedging instruments are marked to market and are recorded on the balance sheet at fair value. The changes in the fair value of these instruments are recorded in earnings.

Accounting for Dry-dock Activities

Effective January 1, 2007, Seaspan adopted FASB Staff Position (“FSP”) AUG AIR-1, Accounting for Planned Major Maintenance Activities , which provides guidance on the accounting for planned major maintenance activities. Previously, the Company accounted for dry-dock activities using the accrue-in-advance method. Seaspan has adopted the deferral method of accounting for dry-dock activities whereby actual costs incurred are deferred and amortized on a straight line basis over the period until the next scheduled dry-dock activity.

Seaspan has applied FSP AUG AIR-1 retrospectively. As a result, certain comparative figures as of December 31, 2006 and for the three and nine months ended September 30, 2006 have been adjusted. The effect of the adjustment is an increase to the Company’s net earnings of $0.4 million and $1.1 million respectively for the three and nine months ended September 30, 2006. As at December 31, 2006, the effect of the adjustment to the Company’s balance sheet is an increase in other assets of $1.9 million and a decrease in retained deficit of $1.9 million.

Important Financial and Operational Terms and Concepts

Seaspan uses a variety of financial and operational terms and concepts when analyzing the Company’s performance. These include the following:

Bunkers. Heavy fuel and diesel oil used to power a ship’s engines.

Charter. The hire of a ship for a specified period of time or a particular voyage to carry a cargo from a loading port to a discharging port. The contract for a charter is commonly called a charterparty.

Charterer. The party that hires a ship for a period of time or for a voyage.

Charterhire. A sum of money paid to the shipowner by a charterer for the use of a ship. Charterhire paid under a voyage charter is also known as “freight.”

Classification society. An independent organization that certifies that a ship has been built and maintained according to the organization’s rules for that type of ship and complies with the applicable rules and regulations of the country of the ship’s registry and the international conventions of which that country is a member. A ship that receives its certification is referred to as being “in-class.”

Dry-docking. The removal of a ship from the water for inspection and repair of those parts of a ship that are below the water line. During dry-dockings, which are required to be carried out periodically, certain mandatory classification society inspections are carried out and relevant certifications are issued. Dry-dockings for containerships are generally required once every five years, one of which must be a special survey.

Ship operating expenses. The costs of operating a ship, primarily consisting of crew wages and associated costs, insurance premiums, management fee, lubricants and spare parts, and repair and maintenance costs. Ship operating expenses exclude fuel cost, port expenses, agents’ fees, canal dues and extra war risk insurance, as well as commissions, which are included in “voyage expenses.”

Special survey. The inspection of a ship by a classification society surveyor that takes place every five years, as part of the recertification of the ship by a classification society.

Spot market. The market for immediate chartering of a ship, usually for single voyages.

TEU. Twenty-foot equivalent unit, the international standard measure for containers and containership capacity.

Time charter. A charter under which the shipowner hires out a ship for a specified period of time. The shipowner is responsible for providing the crew and paying ship operating expenses while the charterer is responsible for paying the voyage expenses and additional voyage insurance. The shipowner is paid charterhire, which accrues on a daily basis.

Voyage charter. A charter under which a shipowner hires out a ship for a specific voyage between the loading port and the discharging port. The shipowner is responsible for paying both ship operating expenses and voyage expenses. Typically, the charterer is responsible for any delay at the loading or discharging ports. The shipowner is paid freight on the basis of the cargo movement between ports.

Voyage expenses. Expenses incurred due to a ship’s traveling from a loading port to a discharging port, such as fuel (bunkers) cost, port expenses, agents’ fees, canal dues, extra war risk insurance and commissions.

Results of Operations

Three and Nine Months Ended September 30, 2007 Compared with Three and Nine Months Ended September 30, 2006

The following discussion of Seaspan’s financial condition and results of operations for the three and nine months ended September 30, 2007 and 2006, has been prepared in accordance with GAAP and, except where otherwise specifically indicated all amounts are expressed in United States dollars.

The following table presents the Company’s operating results for the three and nine month periods ended September 30, 2007 and 2006:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2007	2006	2007	2006
		(As adjusted)(1)		(As adjusted)(1)
Statement of operations data (in thousands of dollars, except where otherwise stated):
Revenue	$54,167	$30,133	$144,271	$82,769
Operating expenses:
Ship operating	12,403	7,141	33,313	19,610
Depreciation	13,686	6,690	36,422	18,570
General and administrative	1,412	915	4,254	3,024

Operating earnings	$26,666	$15,387	$70,282	$41,565

Other expenses (earnings):
Interest expense	10,543	4,770	25,670	11,461
Interest income	(1,220)	(113)	(3,335)	(362)
Undrawn credit facility fee	828	710	2,076	2,059
Amortization of deferred charges	391	493	820	1,477
Write-off on debt refinancing	—	—	635	—
Change in fair value of financial instruments	54,749	265	34,792	364

	$65,291	$6,125	$60,658	$14,999

Net earnings (loss)	(38,625)	9,262	9,624	26,566
Common shares outstanding (in millions)	55.2	36.0	51.5	36.0

Per share data (in dollars):
Earnings (loss) basic and diluted	$(0.70)	$0.26	$0.19	$0.74
Cash dividends paid	$0.44625	$0.425	$1.33875	$1.275

Statement of cash flows data (in thousands of dollars, except where otherwise stated):
Cash flows provided by (used in):
Operating activities	27,368	15,959	80,881	44,829
Financing activities	255,884	119,714	760,716	276,634
Investing activities	(379,747)	(136,188)	(920,390)	(327,424)

Net decrease in cash	$(96,495)	$(515)	$(78,793)	$(5,961)

	As of September 30, 2007	As of December 31, 2006
		(As adjusted) (1)
Selected balance sheet data (in thousands of dollars, except where otherwise stated):
Current assets	18,803	96,655
Vessels	2,082,844	1,198,782
Deferred charges	16,378	7,879
Fair value of financial instruments	7,096	10,711
Other assets	4,664	3,189

Total assets	$2,129,785	$1,317,216

Current liabilities	13,171	11,167
Long-term debt	1,103,775	563,203
Fair value of financial instruments	54,354	15,831
Shareholders’ equity	958,485	727,015

Total liabilities and shareholders’ equity	$2,129,785	$1,317,216

Other data, at quarter end:
Number of vessels in operation	29	23
Average age of fleet in years	4.3	4.8
TEU capacity	143,207	108,473
Average remaining initial term on outstanding charters	8.2	8.1

(1)

As a result of the retrospective adoption of FSP AUG AIR-1, Seaspan has adjusted certain comparative figures as at December 31, 2006 and for the three and nine months ended September 30, 2006. See note 2 of the Company’s interim financial statements for additional information.

Vessels in Operation

The following table summarizes key facts regarding the 29 vessels in operations as of September 30, 2007:

Vessel Name	Vessel Size	Commencement of Charter	Year Built	Charterer	Length of Time Charter	Daily Charter Rate		Operating Days in Q3-06 / Available Days in Q3-06	Operating Days in Q3-07 / Available Days in Q3-07	Operating Days YTD 2006 / Available Days YTD 2006	Operating Days YTD 2007 / Available Days YTD 2007
	(TEU) (1)					(in ‘000s)
CSCL Zeebrugge	9600	3/15/07	2007	CSCL Asia	12 years	$34.0	(2)	N/A	92/92	N/A	200/200
CSCL Long Beach	9600	7/5/07	2007	CSCL Asia	12 years	34.0	(2)	N/A	88/88	N/A	88/88
MSC Belgium(3)	8500	12/4/04	2004	CSCL Asia	12 years + one 3-year option	29.5	(4)	92/92	92/92	273/273	273/273
CSCL Africa	8500	1/24/05	2005	CSCL Asia	12 years + one 3-year option	29.5	(4)	92/92	92/92	273/273	273/273
MSC Sweden	4800	11/6/06	1989	APM	5 years + two 1-year options + one 2-year option	23.5	(5)	N/A	80/92	N/A	261/273
Mærsk Matane	4800	11/20/06	1988	APM	5 years + two 1-year options + one 2-year option	23.5	(5)	N/A	92/92	N/A	273/273
Mærsk Marystown	4800	12/6/06	1989	APM	5 years + two 1-year options + one 2-year option	23.5	(5)	N/A	68/92	N/A	249/273
Mærsk Moncton	4800	12/22/06	1989	APM	5 years + two 1-year options + one 2-year option	23.5	(5)	N/A	91/92	N/A	257/273
CSCL Hamburg	4250	7/3/01	2001	CSCL Asia	10 years + one 2-year option	18.3	(6)	90/92	92/92	244/273	273/273
CSCL Chiwan	4250	9/20/01	2001	CSCL Asia	10 years + one 2-year option	18.3	(6)	92/92	92/92	263/273	264/273

Vessel Name	Vessel Size	Commencement of Charter	Year Built	Charterer	Length of Time Charter	Daily Charter Rate	Operating Days in Q3-06 / Available Days in Q3-06	Operating Days in Q3-07 / Available Days in Q3-07	Operating Days YTD 2006 / Available Days YTD 2006	Operating Days YTD 2007 / Available Days YTD 2007
CSCL Ningbo	4250	6/15/02	2002	CSCL Asia	10 years + one 2-year option	$19.7 (7)	92/92	92/92	273/273	263/273
CSCL Dalian	4250	9/4/02	2002	CSCL Asia	10 years + one 2-year option	19.7 (7)	92/92	92/92	273/273	264/273
CSCL Felixstowe	4250	10/15/02	2002	CSCL Asia	10 years + one 2-year option	19.9 (7)	92/92	92/92	273/273	273/273
CSCL Vancouver	4250	2/16/05	2005	CSCL Asia	12 years	17.0	92/92	92/92	273/273	273/273
CSCL Sydney	4250	4/19/05	2005	CSCL Asia	12 years	17.0	92/92	92/92	273/273	273/273
CSCL New York	4250	5/26/05	2005	CSCL Asia	12 years	17.0	92/92	92/92	273/273	273/273
CSCL Melbourne	4250	8/17/05	2005	CSCL Asia	12 years	17.0	92/92	92/92	273/273	273/273
CSCL Brisbane	4250	9/15/05	2005	CSCL Asia	12 years	17.0	92/92	92/92	273/273	273/273
New Delhi Express	4250	10/18/05	2005	HL USA	3 years + seven 1-year extensions + two 1-year options (8)	18.0 (9)	92/92	92/92	249/273	273/273
Dubai Express	4250	1/3/06	2006	HL USA	3 years + seven 1-year extensions + two 1-year options (8)	18.0 (9)	92/92	92/92	271/271	273/273
Jakarta Express	4250	2/21/06	2006	HL USA	3 years + seven 1-year extensions + two 1-year options (8)	18.0 (9)	92/92	92/92	221/221	273/273
Saigon Express	4250	4/6/06	2006	HL USA	3 years + seven 1-year extensions + two 1-year options (8)	18.0 (9)	92/92	92/92	177/177	273/273
Lahore Express	4250	7/11/06	2006	HL USA	3 years + seven 1-year extensions + two 1-year options (8)	18.0 (9)	81/81	92/92	81/81	273/273
Rio Grande Express	4250	10/20/06	2006	HL USA	3 years + seven 1-year extensions + two 1-year options (8)	18.0 (9)	N/A	92/92	N/A	273/273
Santos Express	4250	11/13/06	2006	HL USA	3 years + seven 1-year extensions + two 1-year options (8)	18.0 (9)	N/A	92/92	N/A	273/273
Rio de Janeiro Express	4250	3/28/07	2007	HL USA	3 years + seven 1-year extensions + two 1-year options (8)	18.0 (9)	N/A	92/92	N/A	187/187
Manila Express	4250	5/23/07	2007	HL USA	3 years + seven 1-year extensions + two 1-year options (8)	18.0 (9)	N/A	92/92	N/A	131/131
COSCO Fuzhou	3500	3/27/07	2007	COSCON	12 years	19.0	N/A	92/92	N/A	187/188
COSCO Yingkou	3500	7/5/07	2007	COSCON	12 years	19.0	N/A	87/88	N/A	87/88

(1)	Seaspan’s 9600 TEU vessels, 8500 TEU vessels, 4800 TEU vessels, 4250 TEU vessels, and 3500 TEU vessels have an actual capacity 9580 TEU, 8468 TEU, 4809 TEU, 4253 TEU and 3534 TEU respectively.

(2)	CSCL Asia has an initial daily charter rate of $34,000 per day for the first six years, increasing to $34,500 per day after six years.
(3)

CSCL Asia sub-chartered the CSCL Oceania to Mediterranean Shipping Company S.A. on September 30, 2007 and the vessel was renamed “MSC Belgium”. No changes were made to the time charter for this vessel as a result of the sub-charter.

(4)	CSCL Asia has an initial charter of 12 years with a charter rate of $29,500 per day for the first six years, $29,800 per day for the second six years, and $30,000 per day during the option period.
(5)

APM has an initial charter for five years at $23,450, two consecutive one-year options to charter the vessel at $22,400 and $21,400 per day respectively and a final two-year option to charter the vessel at $20,400 per day. In addition, Seaspan will pay an affiliate of APM a 0.5% commission on all hire payments for each of the APM charters.

(6)

CSCL Asia has an initial charter of ten years with a charter rate of $18,000 per day for the first five years, $18,300 per day for the second five years, and $19,000 per day for the final two-year option.

(7)

CSCL Asia has an initial charter of ten years with a charter rate of $19,933 per day for the first five years, $19,733 per day for the second five years, and $20,500 per day for the final two-year option.

(8)

For these charters, the initial term is three years that automatically extends for up to an additional seven years in successive one-year extensions, unless HL USA elects to terminate the charters with two years’ prior written notice. The charterer is required to pay a termination fee of approximately $8.0 million to terminate a charter at the end of the initial term. The termination fee declines by $1.0 million per year per vessel in years four through nine.

(9)

HL USA has an initial charter of three years that automatically extends for up to an additional seven years with a charter rate of $18,000 per day, and $18,500 per day for the final two one-year options.

Seaspan began the quarter with 27 vessels in operations that contributed 2,477 operating days for the three months ended September 30, 2007. During the quarter, the Company took delivery of the CSCL Long Beach and the COSCO Yingkou contributing 175 operating days collectively for total operating days of 2,622 compared to 1,551 operating days for the three months ended September 30, 2006.

The following tables summarize vessel utilization and the impact of the off-hire experienced as a result of the dry-docking for special surveys and hull repairs on the Company’s revenues for the quarters ended September 30, 2007 and 2006:

	Third Quarter		Second Quarter		First Quarter		Year to Date
	2007	2006	2007	2006	2007	2006	2007	2006
Vessel Utilization:
Ownership Days	2,660	1,553	2,405	1,450	2,096	1,296	7,161	4,299
Less Off-hire Days:
Scheduled 5-Year Survey	(28)	—	—	—	(33)	(20)	(61)	(20)
Incremental Due to Rudder Horn Repair	—	—	—	—	(9)	(17)	(9)	(17)
Grounding	—	—	—	(24)	—	—	—	(24)
Other	(10)	(2)	(1)	—	(1)	—	(12)	(2)

Operating Days	2,622	1,551	2,404	1,426	2,053	1,259	7,079	4,236

Vessel Utilization	98.6%	99.9%	99.9%	98.3%	97.9%	97.1%	98.9%	98.5%

	Third Quarter		Second Quarter		First Quarter		Year to Date
	2007	2006	2007	2006	2007	2006	2007	2006
	Revenue (in thousands)
Revenue — Impact of Off-Hire:
100% Utilization	$55,048	$30,174	$48,995	$28,267	$42,087	$25,470	$146,130	$83,911
Less Off-hire:
Scheduled 5-Year Survey	(664)	—	—	—	(694)	(360)	(1,358)	(360)
Incremental Due to Rudder Horn Repair	—	—	—	—	(171)	(303)	(171)	(303)
Grounding	—	—	—	(438)	—	—	—	(438)
Other(1)	(217)	(41)	(119)	—	6	—	(330)	(41)

Actual Revenue Earned	$54,167	$30,133	$48,876	$27,829	$41,228	$24,807	$144,271	$82,769

(1)	Other includes charterer deductions that are not related to off-hire.

Revenue

Revenue increased by 79.8%, or $24.1 million, to $54.2 million for the quarter, from $30.1 million in the prior year’s quarter. The increase was mainly the result of 12 vessels delivered subsequent to the third quarter of 2006. Expressed in vessel operating days, the Company’s primary revenue driver, these 12 vessels contributed $23.8 million in revenue or 1,058 of the 2,622 operating days in the quarter.

	Quarter ended September 30,				Nine months ended September 30,
	2007	2006	Increase		2007	2006	Increase
			Days	%			Days	%
Operating days	2,622	1,551	1,071	69.1%	7,079	4,236	2,843	67.1%
Ownership days	2,660	1,553	1,107	71.3%	7,161	4,299	2,862	66.6%

Operating days increased by 69.1% or 1,071 days to 2,622 days in the third quarter from 1,551 operating days in the comparable quarter last year. There was no significant unscheduled off-hire during the third quarter of 2007.

For the nine month period, revenue increased by 74.3%, or $61.5 million, to $144.3 million compared with $82.8 million for the same period in 2006, which was primarily due to the addition to Seaspan’s fleet of 12 vessels. The delivery of these 12 vessels contributed 2,467 of the 7,079 operating days which increased revenue by $54.7 million for the nine months ended September 30, 2007.

Seaspan incurred 38 days of off-hire for the quarter, which impacted revenue by $0.9 million. This was due mainly to scheduled special surveys in the quarter. Accordingly, vessel utilization was 98.6% for the quarter ended compared to 99.9% for the same quarter in 2006.

Ship Operating Expense

Ship operating expense increased by 73.7%, or $5.3 million, to $12.4 million in the quarter, from $7.1 million in the comparable prior year’s quarter. The increase was due to the addition to Seaspan’s fleet of 12 vessels, which are based on fixed daily operating rates for each vessel. Stated in ownership days, the Company’s primary driver for ship operating expense, these 12 deliveries contributed 1,096 of 2,660 and 2,520 of 7,161 ownership days, respectively, for the quarter and nine month period.

For the nine month period, ship operating expense increased by 69.9% or $13.7 million, to $33.3 million as compared to $19.6 million for the same period last year. Again, this was due to the 12 deliveries.

Depreciation

Depreciation increased by 104.6%, or $7.0 million, to $13.7 million in the quarter from $6.7 million for the comparable prior year’s quarter. The increase was due to the 12 vessels added to Seaspan’s fleet and the increase in number of ownership days.

For the nine month period, depreciation increased by 96.1%, or $17.9 million, to $36.4 million as compared to $18.6 million for the same period in 2006. This was mainly due to the addition of 12 vessels to Seaspan’s fleet and the increase in number of ownership days.

General and Administrative Expenses

General and administrative expenses increased by 54.3%, or $0.5 million, to $1.4 million in the quarter, from $0.9 million in the comparable prior year’s quarter. This increase is primarily due to non-cash share based compensation expense of $0.4 million that reflected a 11.2% increase in the weighted average share price on a year over year basis.

For the nine months ended, general and administrative expenses increased by 40.7%, or $1.2 million, to $4.3 million as compared to $3.0 million for the same period in 2006. Again, this increase is primarily due to non-cash share based compensation expense of $1.0 million that reflected the share price increase on these granted shares.

Interest Expense

Interest expense was $10.5 million for the three months and $25.7 million for the nine months ended September 30, 2007 as compared with $4.8 million and 11.5 million for the comparable periods in 2006. The increase was due to additional $321.8 million draws to fund the six new operating vessels delivered during this year. Seaspan has entered into interest rate swap agreements to reduce the Company’s exposure to market risks from changing interest rates on the Company’s LIBOR based payments on its facilities. See Note 12 of the Company’s interim financial statement for the details of the Company’s interest rate swap agreements. The interest expense received or paid on these interest rate swaps are netted with or added to interest expense on Seaspan’s credit facilities.

The interest on Seaspan’s $365.0 million revolving credit facility and $218.4 million credit facility was capitalized to the eight 2500 TEU vessels and four 5100 TEU vessels under construction.

Undrawn Credit Facility Fee

Undrawn credit facility fee expense was $0.8 million and $2.1 million for the quarter and nine months ended September 30, 2007, respectively, as compared with $0.7 million and $2.1 million for comparable periods in 2006. Seaspan’s undrawn credit facility fee relates to the commitment fees incurred on its credit facilities. The commitment fee on the $1.3 billion revolving credit facility is 0.2625% on the undrawn, uncancelled amount of the facility. The commitment fee on the $365.0 million revolving credit facility is 0.3% per annum on the average undrawn portion of the facility. The commitment fee on the $218.4 million credit facility is 0.3% per annum on the undrawn, uncancelled facility amount. The commitment fee on the $920.0 million revolving credit facility is 0.2% per annum on the undrawn, uncancelled facility amount. The commitment fees are expensed as incurred.

Amortization of Deferred Charges

Amortization of deferred charges was $0.4 million and $0.8 million for the quarter and nine months ended September 30, 2007 respectively as compared with $0.5 million and $1.5 million for the comparable periods in 2006. Deferred financing fees are amortized over the terms of the individual credit facilities using the effective interest yield basis. The amortization of financing fees on the $1.3 billion revolving credit facility is expensed as amortized while the amortization of the deferred financing fees on the $920.0 million revolving credit facility, $365.0 million revolving credit facility and $218.4 million credit facility are being capitalized to the vessels under construction. As a result of the adoption of FSP AUG AIR-1, Seaspan has adopted the deferral method of accounting for dry-dock activities whereby actual costs incurred are deferred and amortized on a straight line basis over the period until the next scheduled dry-dock activity.

Write-off on Debt Refinancing

As a result of the amendment and restatement of Seaspan’s $1.0 billion credit facility into the $1.3 billion revolving credit facility, Seaspan wrote-off $0.6 million of unamortized financing fees during the quarter ended June 30, 2007, which is a non-cash charge.

Change in Fair Value of Financial Instruments

During the three months and nine months ended September 30, 2007, the loss from the change in fair value of financial instruments is $54.7 million and $34.8 million, respectively, as compared to $0.3 million loss and $0.4 million loss respectively for the comparable periods in 2006. Certain of Seaspan’s interest rate swaps are accounted for as hedging instruments in accordance with the requirements in accounting literature. As a result, the effective changes in the fair value of the Company’s interest rate swap agreements that qualify for hedge accounting are excluded from earnings until settled. The change in fair value of financial instruments represents the ineffective portion of the Company’s interest rate swap agreements that are accounted for hedging instruments and the change in fair value of the financial instruments that do not qualify for hedge accounting. The change in fair value of financial instruments is included in other expenses, which is not part of operating earnings and has no cash impact. Seaspan’s strategy is to enter into interest rate swaps to lock in the return on its acquisitions and provide predictable long term earnings and distribution to Seaspan’s shareholders.

During the current period, there was a significant decrease in expected future LIBOR interest rates. As a result of this change, the Company’s interest rate swaps, which exchange a LIBOR-based rate of interest for a fixed rate, have significantly decreased in value or increased as liabilities. The values of these instruments are subject to fluctuations in future periods as a result of additional changes to these interest rates. As the interest rate swaps are being held to fix interest payments under Seaspan’s debt, the cash flow impact of these instruments will be realized by the Company as each interest payment is settled.

Liquidity and Capital Resources

Liquidity and Cash Needs

As of September 30, 2007, the Company’s cash totaled $13.4 million. As of September 30, 2007, Seaspan has drawn $924.4 million of an available $1.3 billion from the $1.3 billion revolving credit facility to fund the purchase of its delivered vessels and a portion of the initial deposit on the vessels the Company has contracted to purchase. The remaining $375.6 million will be available to finance vessel acquisitions, to refinance vessels already acquired by Seaspan and for general corporate purposes.

As of September 30, 2007, Seaspan has drawn $97.1 million of an available $283.0 million from Tranche B of Seaspan’s $365.0 million revolving credit facility to fund the construction of the first eight 2500 TEU vessels. The remaining $185.9 million will be used to fund the construction of these eight 2500 TEU vessels. No amounts have been drawn to date from the $82.0 million Tranche A of Seaspan’s $365.0 million revolving credit facility.

As of September 30, 2007, Seaspan has drawn $82.3 million of an available $218.4 million from Seaspan’s $218.4 million credit facility to fund the construction of its four 5100 TEU vessels.

As of September 30, 2007, no amounts have been drawn from Seaspan’s $920.0 million revolving credit facility.

The Company’s primary short-term liquidity needs are to fund its operating expenses, including payments for technical services under its Amended Management Agreement and the Management Agreement for the 2500 TEU and 3500 TEU vessels, and payment of Seaspan’s quarterly dividend. Seaspan’s medium-term liquidity needs primarily relate to the installment and delivery payments for its vessels under construction. The remaining cost to complete the acquisition of the 34 additional containerships Seaspan has contracted to purchase is approximately $2.7 billion. The following table represents the estimated capital expenditures for the next four quarters to be used for vessels for which Seaspan has contracted to purchase. The table estimates installment payments and final payments upon scheduled deliveries of the containerships based on existing contracts as of September 30, 2007. It does not account for any interest, any payments under new containership purchase contracts that Seaspan may enter into or any early deliveries and assumes no extraordinary costs during the period covered.

Quarter ending	Total capital expenditures for containership acquisitions (in 000s)
December 31, 2007	$48,940
March 31, 2008	19,595
June 30, 2008	201,687
September 30, 2008	185,232

Seaspan’s long-term liquidity needs primarily relate to vessel acquisitions and debt repayment. Seaspan anticipates that its primary sources of funds for the Company’s short and medium-term liquidity needs will be all of its existing credit facilities, new credit facilities, additional equity offerings as well as the Company’s cash from operations while its long-term sources of funds will be from cash from operations and/or debt or equity financings. Seaspan believes that these sources of funds will be sufficient to meet its liquidity needs for the foreseeable future.

Statement of Cash Flows

Operating Activities Cash Flows

Net cash from operating activities was $27.4 million for the quarter and $80.9 million for the nine months ended September 30, 2007 as compared with $16.0 million and $44.8 million for the comparable periods in 2006. Cash flows from operations for the nine months ended September 30, 2007 were $80.9 million and reflects net earnings from operations of $9.6 million, non-cash depreciation and amortization of $37.2 million, stock compensation of $0.9 million, write-off of $0.6 million on debt refinancing, and change in fair value of financial instruments of $34.8 million and a decrease in assets and liabilities of $2.3 million.

Investing Activities Cash Flows

Net cash used for investing was $920.4 million for the nine months ended September 30, 2007. Cashflow for investing activities consisted of net cash payments of $447.2 million for deliveries and $473.2 million for vessels construction costs and intangible assets.

Financing Activities Cash Flows

Net cash from financing activities was $760.7 million for the nine months ended September 30, 2007. During this same period, Seaspan raised $296.9 million of net proceeds on the Company’s April and August 2007 equity offerings.

Seaspan drew $614.0 million from its $1.3 billion revolving credit facility to fund the delivery of the Company’s vessels and installment payments on the vessels that Seaspan has contracted to purchase. Seaspan also used the proceeds from its August 2007 equity offering to repay $154.0 million under its $1.3 billion revolving credit facility. Seaspan also drew $61.7 million from the Company’s $365.0 million revolving credit facility during the nine months ended September 30, 2007 to fund the construction of certain of the first eight 2500 TEU vessels. Seaspan drew $18.9 million from the Company’s $218.4 million credit facility during the nine months ended September 30, 2007 to fund the construction the four 5100 TEU vessels. During the nine months ended September 30, 2007, Seaspan also paid cash dividends of $68.6 million and incurred deferred financing fees of $8.2 million.

Off-Balance Sheet Arrangements

Other than the commitments described above or in Seaspan’s financial statements for contractual obligations, debt instruments and derivative instruments, the Company does not have any other transactions, obligations or relationships that could be considered material off-balance sheet arrangements.

FORWARD-LOOKING STATEMENTS

This Report on Form 6-K for the quarter ended September 30, 2007 contains certain forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and Seaspan’s operations, performance and financial condition, including, in particular, the likelihood of the Company’s success in developing and expanding its business. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates,” “projects,” “forecasts,” “will,” “may,” “potential,” “should,” and similar expressions are forward-looking statements. These forward-looking statements reflect management’s current views only as of the date of this presentation and are not intended to give any assurance as to future results. As a result, you are cautioned not to rely on any forward-looking statements. Forward-looking statements appear in a number of places in this release. Although these statements are based upon assumptions Seaspan believes to be reasonable based upon available information, including operating margins, earnings, cash flow, working capital and capital expenditures, they are subject to risks and uncertainties. These risks and uncertainties include, but are not limited to:

•	future operating or financial results;

•	Seaspan’s expectations relating to dividend payments and forecasts of its ability to make such payments;

•	pending acquisitions, business strategy and expected capital spending;

•	operating expenses, availability of crew, number of off-hire days, dry-docking requirements and insurance costs;

•	general market conditions and shipping market trends, including charter rates and factors affecting supply and demand;

•	the Company’s financial condition and liquidity, including its ability to obtain additional financing in the future to fund capital expenditures, acquisitions and other general corporate activities;

•	estimated future capital expenditures needed to preserve the Company’s capital base;

•	Seaspan’s expectations about the availability of ships to purchase, the time that it may take to construct new ships, or the useful lives of its ships;

•	the Company’s continued ability to enter into long-term, fixed-rate time charters with its customers;

•	Seaspan’s ability to leverage to its advantage the Manager’s relationships and reputation in the containership industry;

•	changes in governmental rules and regulations or actions taken by regulatory authorities;

•	changes in worldwide container demand;

•	changes in trading patterns;

•	competitive factors in the markets in which Seaspan operates;

•	potential inability to implement the Company’s growth strategy;

•	potential for early termination of long-term contracts and the Company’s potential inability to renew or replace long-term contracts;

•	ability of the Company’s customers to make charter payments;

•	potential liability from future litigation;

•	conditions in the public equity markets; and

•	other factors detailed from time to time in the Company’s periodic reports or registration statements.

Seaspan expressly disclaims any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in the Company’s views or expectations, or otherwise. Seaspan makes no prediction or statement about the performance of the Company’s common and subordinated shares.

ITEM 3 – QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

Seaspan is exposed to market risk from changes in interest rates. The Company uses interest rate swaps to manage interest rate price risks, but do not use these financial instruments for trading or speculative purposes.

Interest Rate Risk

As of September 30, 2007, Seaspan’s floating-rate borrowings totaled $1.1 billion, of which the Company had entered into interest rate swap agreements to fix the rates on a notional principal amount of $1.3 billion. These interest rate swaps have a fair value of $7.1 million in Seaspan’s favor and $54.4 million in the counterparty’s favor.

The tables below provide information about the Company’s financial instruments at September 30, 2007 that are sensitive to changes in interest rates. The information in this table is based upon the Company’s credit facilities.

	Principal Repayment Dates
	2007	2008	2009	2010	2011	Thereafter
	(dollars in thousands)
Credit Facility:
Bearing interest at variable interest rates(1)	—	—	—	$4,116	$4,388	$1,095,271

(1)	Represents principal payments on the Company’s credit facility that bears interest at variable rates for which we have entered into interest rate swap agreements to fix LIBOR.

As at September 30, 2007, Seaspan entered into interest rate swap agreements to fix LIBOR at per annum interest rates on notional loan balances. The Company has designated certain of these interest rate swaps as hedging instruments in accordance with the requirements in FASB Statement No. 133, Accounting for Derivative Instruments and Certain Hedging Activities, as amended, as follows:

	Fixed LIBOR	Notional Amount as at September 30, 2007	Maximum Notional Amount (1)	Effective Date	Ending Date
		(dollars in thousands)
Interest rate swap	4.6325%	$663,399	$663,399	September 15, 2005	July 16, 2012
Interest rate swap	5.2500%	82,303	200,000	September 29, 2006	June 23, 2010
Interest rate swap	5.3150%	52,715	106,800	August 15, 2006	August 28, 2009
Interest rate swap	5.2600%	39,125	106,800	July 3, 2006	February 26, 2021 (2)
Interest rate swap	5.5150%	59,700	59,700	February 28, 2007	July 31, 2012
Interest rate swap	5.6000%	—	$200,000	June 23, 2010	December 23, 2021

In addition, Seaspan has the following interest rate swaps that are not designated as hedges:

	Fixed LIBOR	Notional Amount as at September 30, 2007	Maximum Notional Amount (1)	Effective Date	Ending Date
		(dollars in thousands)
Interest rate swap	5.2000%	96,000	96,000	December 18, 2006	October 2, 2015
Interest rate swap	5.0275%	49,080	158,000	May 31, 2007	September 30, 2015
Interest rate swap	5.4200%	67,116	438,462	September 6, 2007	May 31, 2024
Interest rate swap	5.1700%	17,500	55,500	April 30, 2007	May 29, 2020
Interest rate swap	5.6400%	201,731	714,500	August 31, 2007	August 31, 2017
Interest rate swap	5.1750%	—	663,399	July 16, 2012	July 15, 2016
Interest rate swap	5.8700%	—	620,390	August 31, 2017	November 30, 2025
Interest rate swap	5.4975%	—	59,700	July 31, 2012	July 31, 2019
Interest rate swap	5.5950%	—	106,800	August 29, 2009	August 28, 2020

(1)	Over the term of the interest rate swaps, the notional amounts increase and decrease. These amounts represent the peak notional during the term of the swap.

(2)

Seaspan has entered into a swaption agreement with a bank (Swaption Counterparty) whereby the Swaption Counterparty has the option to require the Company to enter into an interest rate swap to pay LIBOR and receive a fixed rate of 5.26%. This is a European option and is open for a two hour period on February 26, 2014 after which it expires. The notional amount of the underlying swap is $106,800,000 with an effective date of February 28, 2014 and an expiration of February 26, 2021. If the Swaption Counterparty exercises the swaption, the underlying swap effectively offsets our 5.26% pay fixed LIBOR swap from February 28, 2014 to February 26, 2021.

For the interest rate swap agreements that have been designated as hedging instruments in accordance with the requirements in the accounting literature, the changes in the fair value of these interest rate swap are reported in accumulated other comprehensive income. The fair value will change as market interest rates change. Interest expense is adjusted to include amounts payable or receivable under the interest rate swaps. The ineffective portion of the interest rate swaps are recognized immediately in net income. Other interest rate swap agreements and derivative instruments that are not designated as hedging instruments are marked to market and are recorded on the balance sheet at fair value. The changes in the fair value of these instruments are recorded in earnings.

Counterparties to these financial instruments expose the Company to credit-related losses in the event of nonperformance; however, counterparties to these agreements are major financial institutions, and Seaspan considers the risk of loss due to nonperformance to be minimal. The Company does not require collateral from these institutions. The Company does not hold and will not issue interest rate swaps for trading purposes.

Foreign Currency Exchange Risk

Substantially all of the Company’s operating revenues and costs have been and will be denominated in U.S. dollars. As such, historically Seaspan has not been, and in the future will not be, exposed to the impact of changes in foreign currency exchange rates. Seaspan will not enter into derivative instruments to hedge the foreign currency translation of assets or liabilities or foreign currency transactions or use financial instruments for trading or other speculative purposes.

PART II – OTHER INFORMATION

Item 1 – Legal Proceedings

None.

Item 1A – Risk Factors

None.

Item 2 – Unregistered Sales of Equity Securities and Use of Proceeds

None.

Item 3 – Defaults Upon Senior Securities

None.

Item 4 – Submission of Matters to a Vote of Security Holders

None.

Item 5 – Other Information

None.